301 E. Fourth St., Cincinnati, OH 45202

Your Great American Insurance Policy®

GREAT AMERICAN INSURANCE GROUP | Fidelity / Crime Division

FIDELITY / CRIME DIVISION 30 YEARS EST. 1995

0790FIC (01/24) © 2024 Great American Insurance Company

800-545-4269
GAIG.com

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IMPORTANT NOTICE

FIDELITY CRIME DIVISION CLAIMS

Should this account have a potential claim situation, please contact:

Fidelity & Crime Claims Department

Great American Insurance Group

Five Waterside Crossing

Windsor, CT 06095

(860) 298-7330

(860) 688-8188 fax

CrimeClaims@gaig.com

SDM-683 (Ed. 08/14)

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FI 75 10 11 16

INVESTMENT COMPANY BOND

GREAT AMERICAN INSURANCE COMPANY

(A Stock Insurance Company, Herein Called the Underwriter)

DECLARATIONS		Bond No. FS 2346418 16
Item 1.	Name of Insured (herein called Insured): Virtus Investment Partners, Inc.
	Principal Address:	One Financial Plaza 26th Floor Hartford, CT 06103
Item 2.	Bond Period: from 12:01 a.m. on 07/01/2025 to 07/01/2026 12:01 a.m. the effective date of the termination or cancellation of this Bond, standard time at the Principal Address as to each of said dates.
Item 3.	Limit of Liability - Subject to Sections 9, 10 and 12 hereof,

Amount applicable to
	Limit of Liability	Deductible
Insuring Agreement (A)-Fidelity	$25,000,000	$0
Insuring Agreement (B)-On Premises	$25,000,000	$50,000
Insuring Agreement (C)-In Transit	$25,000,000	$50,000
Insuring Agreement (D)-Forgery or Alteration	$25,000,000	$50,000
Insuring Agreement (E)-Securities	$25,000,000	$50,000
Insuring Agreement (F)-Counterfeit Currency	$25,000,000	$50,000
Insuring Agreement (G)-Stop Payment	$100,000	$5,000
Insuring Agreement (H)-Uncollectible Items of Deposit	$100,000	$5,000
Insuring Agreement (I)-Audit Expense	$100,000	$5,000
Insuring Agreement (J)-Telefacsimile Transmissions	$25,000,000	$50,000
Insuring Agreement (K)-Unauthorized Signatures	$100,000	$5,000
Optional Insuring Agreements and Coverages
Insuring Agreement (L)-Computer Systems	$25,000,000	$50,000
Insuring Agreement (M)-Automated Phone Systems	$25,000,000	$50,000
Insuring Agreement (N)-Fraudulent Transfer Instructions	$25,000,000	$50,000

If “Not Covered” is inserted above opposite any specified Insuring Agreement or Coverage, such Insuring Agreement or Coverage and any other reference thereto in this Bond shall be deemed to be deleted therefrom.

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Item 4.

Offices or Premises Covered-Offices acquired or established subsequent to the effective date of this Bond are covered according to the terms of General Agreement A. All the Insured’s offices or premises in existence at the time this Bond becomes effective are covered under this Bond except the offices or premises located as follows:

N/A

Item 5.	The liability of the Underwriter is subject to the terms of the following Riders attached hereto:

See Form FI8801
Item 6.

The Insured by the acceptance of this Bond gives to the Underwriter terminating or cancelling prior Bond(s) or Policy(ies) No.(s)

FS 2346418 15

such termination or cancellation to be effective as of the time this Bond becomes effective.

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FI 75 11 (Ed. 08/15)

INVESTMENT COMPANY BOND

The Underwriter, in consideration of an agreed premium, and subject to the Declarations made a part hereof, the General Agreements, Conditions and Limitations and other terms of this Bond, agrees with the Insured, in accordance with Insuring Agreements hereof to which an amount of insurance is applicable as set forth in Item 3 of the Declarations and with respect to loss sustained by the Insured at any time but discovered during the Bond period, to indemnify and hold harmless the Insured for:

INSURING AGREEMENTS

FIDELITY

(A)

Loss resulting from any dishonest or fraudulent act(s), including Larceny or Embezzlement committed by an Employee, committed anywhere and whether committed alone or in collusion with others, including loss of Property resulting from such acts of an Employee, which Property is held by the Insured for any purpose or in any capacity and whether so held gratuitously or not and whether or not the Insured is liable therefor.

Dishonest or fraudulent act(s) as used in this Insuring Agreement shall mean only dishonest or fraudulent act(s) committed by such Employee with the manifest intent:

(a)	to cause the Insured to sustain such loss; and

(b)

to obtain financial benefit for the Employee, or for any other person or organization intended by the Employee to receive such benefit, other than salaries, commissions, fees, bonuses, promotions, awards, profit sharing, pensions or other employee benefits earned in the normal course of employment.

ON PREMISES

(B)

Loss of Property (occurring with or without negligence or violence) through robbery, burglary, Larceny, theft, holdup, or other fraudulent means, misplacement, mysterious unexplainable disappearance, damage thereto or destruction thereof, abstraction or removal from the possession, custody or control of the Insured, and loss of subscription, conversion, redemption or deposit privileges through the misplacement or loss of Property, while the Property is (or is supposed or believed by the Insured to be) lodged or deposited within any offices or premises located anywhere, except in an office listed in Item 4 of the Declarations or amendment thereof or in the mail or with a carrier for hire other than an armored motor vehicle company, for the purpose of transportation.

Offices and Equipment

(1)

Loss of or damage to furnishings, fixtures, stationary, supplies or equipment, within any of the Insured’s offices covered under this Bond caused by Larceny or theft in, or by burglary, robbery or hold-up of such office, or attempt thereat, or by vandalism or malicious mischief; or

(2)	loss through damage to any such office by Larceny or theft in, or by burglary, robbery or hold-up of such office or attempt thereat.

IN TRANSIT

(C)

Loss of Property (occurring with or without negligence or violence) through robbery, Larceny, theft, hold-up, misplacement, mysterious unexplainable disappearance, being lost or otherwise made away with, damage thereto or destruction thereof, and loss of subscription, conversion, redemption or deposit privileges through the misplacement or loss of Property, while the Property is in transit anywhere in the custody of any person or persons acting as messenger, except while in the mail or with a carrier for hire, other than an armored motor vehicle company, for the purpose of transportation, such transit to begin immediately upon receipt of such Property by the transporting person or persons, and to end immediately upon delivery thereof at destination.

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FORGERY OR ALTERATION

(D)

Loss through FORGERY or ALTERATION of, on or in any bills of exchange, checks, drafts, acceptances, certificates of deposit, promissory notes, or other written promises, orders or directions to pay sums certain in money due bills, money orders, warrants, orders upon public treasuries, letters of credit, written instructions, advices or applications directed to the Insured, authorizing or acknowledging the transfer, payment, delivery or receipt of funds or Property, which instructions or advices or applications purport to have been signed or endorsed by any customer of the Insured, shareholder or subscriber to shares, whether certificated or uncertificated, of any Investment Company or by any financial or banking institution or stock-broker but which instructions, advices or applications either bear the forged signature or Endorsement or have been altered without the knowledge and consent of such customer, shareholder or subscriber to shares, whether certificated or uncertificated, of an Investment Company, financial or banking institution or stockbroker, withdrawal orders or receipts for the withdrawal of funds or Property, or receipts or certificates of deposit for Property and bearing the name of the Insured as issuer, or of another Investment Company for which the Insured acts as agent, excluding, however, any loss covered under Insuring Agreement (F) hereof whether or not coverage for Insuring Agreement (F) is provided for in the Declarations of this Bond.

Any check or draft (a) made payable to a fictitious payee and endorsed in the name of such fictitious payee or (b) procured in a transaction with the maker or drawer thereof or with one acting as an agent of such maker or drawer or anyone impersonating another and made or drawn payable to the one so impersonated and endorsed by anyone other than the one impersonated, shall be deemed to be forged as to such Endorsement.

Mechanically reproduced facsimile signatures are treated the same as handwritten signatures.

SECURITIES

(E)	Loss sustained by the Insured, including loss sustained by reason of a violation of the constitution, by-laws, rules or regulations of any

Self Regulatory Organization of which the Insured is a member or which would have been imposed upon the Insured by the constitution, by-laws, rules or regulations of any Self Regulatory Organization if the Insured had been a member thereof,

(1)

through the Insured’s having, in good faith and in the course of business, whether for its own account or for the account of others, in any representative, fiduciary, agency or any other capacity, either gratuitously or otherwise, purchased or otherwise acquired, accepted or received, or sold or delivered, or given any value, extended any credit or assumed any liability, on the faith of, or otherwise acted upon, any securities, documents or other written instruments which prove to have been

(a)	counterfeited, or

(b)

forged as to the signature of any maker, drawer, issuer, endorser, assignor, lessee, transfer agent or registrar, acceptor, surety or guarantor or as to the signature of any person signing in any other capacity, or

(c)	raised or otherwise altered, or lost, or stolen, or

(2)

through the Insured’s having, in good faith and in the course of business, guaranteed in writing or witnessed any signatures whether for valuable consideration or not and whether or not such guaranteeing or witnessing is ultra vires the Insured, upon any transfers, assignments, bills of sale, powers of attorney, guarantees, Endorsements or other obligations upon or in connection with any securities, documents or other written instruments and which pass or purport to pass title to such securities, documents or other written instruments; EXCLUDING, losses caused by FORGERY or ALTERATION of, on or in those instruments covered under Insuring Agreement (D) hereof.

Securities, documents or other written instruments shall be deemed to mean original (including original counterparts) negotiable or non-negotiable agreements which in and of themselves represent an equitable interest, ownership, or debt, including an assignment thereof which instruments are in the ordinary

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course of business, transferable by delivery of such agreements with any necessary Endorsement or assignment.

The word “counterfeited” as used in this Insuring Agreement shall be deemed to mean any security, document or other written instrument which is intended to deceive and to be taken for an original.

Mechanically reproduced facsimile signatures are treated the same as handwritten signatures.

COUNTERFEIT CURRENCY

(F)

Loss through the receipt by the Insured, in good faith, of any counterfeited money orders or altered paper currencies or coin of the United States of America or Canada issued or purporting to have been issued by the United States of America or Canada or issued pursuant to a United States of America or Canadian statute for use as currency.

STOP PAYMENT

(G)	Loss against any and all sums which the Insured shall become obligated to pay by reason of the Liability imposed upon the Insured by law for damages:

For having either complied with or failed to comply with any written notice of any customer, shareholder or subscriber of the Insured or any Authorized Representative of such customer, shareholder or subscriber to stop payment of any check or draft made or drawn by such customer, shareholder or subscriber or any Authorized Representative of such customer, shareholder or subscriber, or

For having refused to pay any check or draft made or drawn by any customer, shareholder or subscriber of the Insured, or any Authorized Representative of such customer, shareholder or Subscriber.

UNCOLLECTIBLE ITEMS OF DEPOSIT

(H)

Loss resulting from payments of dividends or fund shares, or withdrawals permitted from any customer’s, shareholder’s or subscriber’s account based upon Uncollectible items of Deposit of a customer, shareholder or subscriber credited by the Insured or the Insured’s agent to such customer’s, shareholder’s or subscriber’s Mutual Fund Account: or loss resulting from any item of Deposit processed through an Automated Clearing House which is reversed by the customer, shareholder or subscriber and deemed uncollectible by the Insured.

Loss includes dividends and interest accrued not to exceed 15% of the Uncollectible items which are deposited.

This Insuring Agreement applies to all Mutual Funds with “exchange privileges” if all Fund(s) in the exchange program are insured by a Great American Insurance Company of Cincinnati, OH for Uncollectible Items of Deposit. Regardless of the number of transactions between Fund(s) the minimum number of days of deposit within the Fund(s) before withdrawal as declared in the Fund(s) prospectus shall begin from the date a deposit was first credited to any Insured Fund(s).

AUDIT EXPENSE

(I)

Expense incurred by the Insured for that part of the costs of audits or examinations required by any governmental regulatory authority to be conducted either by such authority or by an independent accountant by reason of the discovery of loss sustained by the Insured through any dishonest or fradulent act(s), including Larceny or Embezzlement of any of the Employees. The total liability of the Underwriter for such expense by reason of such acts of any Employee or in which such Employee is concerned or implicated or with respect to any one audit or examination is limited to the amount stated opposite Audit Expense in Item 3 of the Declarations; it being understood, however, that such expense shall be deemed to be a loss sustained by the Insured through any dishonest or fraudulent act(s), including Larceny or Embezzlement of one or more of the Employees and the liability under this paragraph shall be in addition to the Limit of Liability stated in Insuring Agreement (A) in Item 3 of the Declarations.

TELEFACSIMILE TRANSMISSIONS

(J)

Loss resulting by reason of the Insured having transferred, paid or delivered any funds or Property, established any credit, debited any account, or given any value relying on any fraudulent instructions sent by a customer or financial institution by Telefacsimile Transmission directed to the Insured, authorizing or

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acknowledging the transfer, payment, or delivery of funds or property, the establishment of a credit, debiting of any account, or the giving of value by the Insured, but only if such telefacsimile instructions:

(1)

bear a valid test key exchanged between the Insured and a customer or another financial institution with authority to use such test key for Telefacsimile instructions in the ordinary course of business, but which test key has been wrongfully obtained by a person who was not authorized to initiate, make, validate or authenticate a test key arrangement; and

(2)

fraudulently purport to have been sent by such customer or financial institution, but which telefacsimile instructions are transmitted without the knowledge or consent of such customer or financial institution by a person other than such customer or financial institution and which bear a forged signature.

“Telefacsimile” means a system of transmitting written documents by electronic signals over telephone lines to equipment maintained by the Insured within its communication room for the purposes of reproducing a copy of said document. It does not mean electronic communication sent by Telex, TWC, or electronic mail, or Automated Clearing House.

UNAUTHORIZED SIGNATURES

(K)

Loss resulting directly from the Insured having accepted, paid or cashed any check or withdrawal order, draft, made or drawn on a customer’s account which bears the signature or Endorsement of one other than a person whose name and signature is on the application on file with the Insured as a signatory on such account.

It shall be a condition precedent to the Insured’s right to recovery under this Insuring Agreement that the Insured shall have on file signatures of all persons who are authorized signatories on such account.

GENERAL AGREEMENTS

(A)	ADDITIONAL OFFICES OR EMPLOYEES- CONSOLIDATION OR MERGER-NOTICE

(1)

If the Insured shall, while this Bond is in force, establish any additional office or offices, such office or offices shall be automatically covered hereunder from the dates of their establishment, respectively. No notice to the Underwriter of an increase during any premium period in the number of offices or in the number of Employees at any of the offices covered hereunder need be given and no additional premium need be paid for the remainder of such premium period.

(2)

If an Investment Company, named as Insured herein, shall, while this Bond is in force, merge or consolidate with, or purchase the assets of another institution, coverage for such acquisition shall apply automatically from the date of acquisition. The Insured shall notify the Underwriter of such acquisition within 60 days of said date, and an additional premium shall be computed only if such acquisition involves additional offices or employees.

WARRANTY

(B)

No statement made by or on behalf of the Insured, whether contained in the application or otherwise, shall be deemed to be a warranty of anything except that it is true to the best of the knowledge and belief of the person making the statement.

COURT COSTS AND ATTORNEYS’ FEES

(Applicable to all Insuring Agreements or Coverages now or hereafter forming part of this Bond)

(C)

The Underwriter will indemnify the Insured against court costs and reasonable attorneys’ fees incurred and paid by the Insured in defense, whether or not successful, whether or not fully litigated on the merits and whether or not settled of any suit or legal proceeding brought against the Insured to enforce the lnsured’s liability or alleged liability on account

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of any loss, claim or damage which, if established against the Insured, would constitute a loss sustained by the Insured covered under the terms of this Bond provided, however, that with respect to Insuring Agreement (A) this indemnity shall apply only in the event that

(1)	an Employee admits to being guilty of any dishonest or fraudulent act(s), including Larceny or Embezzlement; or

(2)	an Employee is adjudicated to be guilty of any dishonest or fraudulent act(s), including Larceny or Embezzlement;

(3)	in the absence of (1) or (2) above an arbitration panel agrees, after a review of an agreed statement of facts, that an Employee would be found guilty of dishonesty if such Employee were prosecuted.

The Insured shall promptly give notice to the Underwriter of any such suit or legal proceeding and at the request of the Underwriter shall furnish it with copies of all pleadings and other papers therein. At the Underwriter’s election the Insured shall permit the Underwriter to conduct the defense of such suit or legal proceeding, in the Insured’s name, through attorneys of the Underwriter’s selec-

tion. In such event, the Insured shall give all reasonable information and assistance which the Underwriter shall deem necessary to the proper defense of such suit or legal proceeding.

If the Insured’s liability or alleged liability is greater than the amount recoverable under this Bond, or if a Deductible Amount is applicable, the liability of the Underwriter under this General Agreement is limited to that percentage of litigation expense determined by pro ration of the Bond limit of liability to the amount claimed, after the application of any deductible. This litigation expense will be in addition to the Limit of Liability for the applicable Insuring Agreement.

FORMER EMPLOYEE

(D)

Acts of Employee, as defined in this Bond, are covered under Insuring Agreement (A) only while the Employee is in the Insured’s employ. Should loss involving a former Employee of the Insured be discovered subsequent to the termination of employment, coverage would still apply under Insuring Agreement (A) if the direct proximate cause of the loss occurred while the former Employee performed duties within the scope of his/her employment.

THE FOREGOING INSURING AGREEMENTS AND

GENERAL AGREEMENTS ARE SUBJECT TO

THE FOLLOWING CONDITIONS AND LIMITATIONS:

SECTION 1. DEFINITIONS

The following terms, as used in this Bond, shall have the respective meanings stated in this Section:

(a)	Employee means:

(1)	any of the Insured’s officers, partners, or employees, and

(2)

any of the officers or employees of any predecessor of the Insured whose principal assets are acquired by the Insured by consolidation or merger with, or purchase of assets of capital stock of such predecessor, and

(3)

attorneys retained by the Insured to perform legal services for the Insured and the employees of such attorneys while such attorneys or the employees of such attorneys are performing such services for the Insured, and

(4)	guest students pursuing their studies or duties in any of the Insured’s offices, and

(5)

directors or trustees of the Insured, the investment advisor, underwriter (distributor), transfer agent, or shareholder accounting record keeper, or administrator authorized by written agreement to keep financial and/or other required records, but only while performing acts coming within the scope of the usual duties of an officer or employee or while acting as a member of any committee duly elected or

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appointed to examine or audit or have custody of or access to the Property of the Insured, and

(6)

any individual or individuals assigned to perform the usual duties of an employee within the premises of the Insured by contract, or by any agency furnishing temporary personnel on a contingent or part-time basis, and

(7)

each natural person, partnership or corporation authorized by written agreement with the Insured to perform services as electronic data processor of checks or other accounting records of the Insured, but excluding any such processor who acts as transfer agent or in any other agency capacity in issuing checks, drafts or securities for the Insured, unless included under Sub-section (9) hereof, and

(8)	those persons so designated in section 15, Central Handling of Securities, and

(9)	any officer, partner or Employee of

(a)	an investment advisor,

(b)	an underwriter (distributor),

(c)	a transfer agent or shareholder accounting record-keeper, or

(d)

an administrator authorized by written agreement to keep financial and/or other required records, for an Investment Company, named as Insured while performing acts coming within the scope of the usual duties of an officer or Employee of any Investment Company named as Insured herein, or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to the Property of any such Investment Company provided that only Employees or partners of a transfer agent, shareholder accounting record- keeper or administrator which is an affiliated person as defined in the Investment Company Act of 1940, of an Investment Company named as Insured, or is an affiliated person of the adviser, underwriter or administrator of such Investment Company, and which is not a bank, shall be included within the definition of Employee.

Each employer of temporary personnel or processors as set forth in SubSections (6) and (7) of Section 1 (a) and their partners, officers and employees shall collectively be deemed to be one person for all the purposes of this Bond, excepting, however, the last paragraph of Section 13. Brokers, or other agents under contract or representatives of the same general character shall not be considered Employees.

(b)

Property means money (i.e. currency, coin, bank notes, Federal Reserve notes), postage and revenue stamps, U.S. Savings Stamps, bullion, precious metals of all kinds and in any form and articles made therefrom, jewelry, watches, necklaces, bracelets, gems, precious and semi-precious stones, Bonds, securities, evidences of debts, debentures, scrip, certificates, interim receipts, warrants, rights, puts, calls, straddles, spreads, transfers, coupons, drafts, bills of exchange, acceptances, notes, checks, withdrawal orders, money orders, warehouse receipts, bills of lading, conditional sales contracts, abstracts of title, insurance Policies, deeds, mortgages under real estate and/or chattels and upon interests therein, and assignments of such Policies, mortgages and instruments, and other valuable papers, including books of account and other records used by the Insured in the conduct of its business, and all other instruments similar to or in the nature of the foregoing including Electronic Representations of such Instruments enumerated above (but excluding all data processing records) in which the Insured has an interest or in which the Insured acquired or should have acquired an interest by reason of a predecessor’s declared financial condition at the time of the Insured’s consolidation or merge with, or purchase of the principal assets of, such predecessor or which are held by the Insured for any purpose or in any capacity and whether so held by the Insured for any purpose or in any capacity and whether so held gratuitously or not and whether or not the Insured is liable therefor.

(c)	Forgery means the signing of the name of another with the intent to deceive; it does not include the signing of one’s own name with or without authority, in any capacity, or for any purpose.

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(d)	Larceny and Embezzlement as it applies to any named Insured means those acts as set forth in Section 37 of the Investment Company Act of 1940.

(e)	Items of Deposit means any one or more checks and drafts.

SECTION 2. EXCLUSIONS

THIS BOND DOES NOT COVER:

(a)	loss effected directly or indirectly by means of forgery or alteration of, on or in any instrument, except when covered by Insuring Agreement (A), (D), (E) or (F).

(b)

loss due to riot or civil commotion outside the United States of America and Canada; or loss due to military, naval or usurped power, war or insurrection unless such loss occurs in transit in the circumstances recited in Insuring Agreement (C) and unless, when such transit was initiated, there was no knowledge of such riot, civil commotion, military, naval or usurped power, war or insurrection on the part of any person acting for the Insured in initiating such transit.

(c)

loss, in time of peace or war, directly or indirectly caused by or resulting from the effects of nuclear fission or fusion or radioactivity; provided, however, that this paragraph shall not apply to loss resulting from industrial uses of nuclear energy.

(d)

loss resulting from any wrongful act or acts of any person who is a member of the Board of Directors of the Insured or a member of any equivalent body by whatsoever name known unless such person is also an Employee or an elected official, partial owner or partner of the Insured in some other capacity, nor, in any event, loss resulting from the act or acts of any person while acting in the capacity of a member of such Board or equivalent body.

(e)

loss resulting from the complete or partial nonpayment of, or default upon, any loan or transaction in the nature of, or amounting to, a loan made by or obtained from the Insured or any of its partners, directors or Employees, whether authorized or unauthorized and whether procured in good faith or through trick, artifice, fraud or false pretenses, unless such loss is covered under Insuring Agreement (A), (E) or (F).

(f)	loss resulting from any violation by the Insured or by any Employee

(1)

of law regulating (a) the issuance, purchase or sale of securities, (b) securities transactions upon Security Exchanges or over the counter market, (c) Investment Companies, or (d) Investment Advisors, or

(2)	of any rule or regulation made pursuant to any such law.

unless such loss, in the absence of such laws, rules or regulations, would be covered under Insuring Agreements (A) or (E).

(g)

loss of Property or loss of privileges through the misplacement or loss of Property as set forth in Insuring Agreement (C) or (D) while the Property is in the custody of any armored motor vehicle company, unless such loss shall be in excess of the amount recovered or received by the Insured under (a) the Insured’s contract with said armored motor vehicle company, (b) insurance carried by said ar- mored motor vehicle company for the benefit of users of its service, and (c) all other insurance and indemnity in force in whatsoever form carried by or for the benefit of users of said armored motor vehicle company’s service, and then this Bond shall cover only such excess.

(h)	potential income, including but not limited to interest and dividends, not realized by the Insured because of a loss covered under this Bond, except as included under Insuring Agreement (I).

(i)	all damages of any type for which the Insured is legally liable, except direct compensatory damages arising from a loss covered under this Bond.

(j)	loss through the surrender of Property away from an office of the Insured as a result of a threat

(1)	to do bodily harm to any person, except loss of Property in transit in the custody of any person acting as messenger pro-

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vided that when such transit was initiated there was no knowledge by the Insured of any such threat, or

(2)	to do damage to the premises or Property of the Insured, except when covered under Insuring Agreement (A).

(k)

all costs, fees and other expenses incurred by the Insured in establishing the existence of or amount of loss covered under this Bond unless such indemnity is provided for under Insuring Agreement (I).

(l)

loss resulting from payments made or withdrawals from the account of a customer of the Insured, shareholder or subscriber to shares involving funds erroneously credited to such account, unless such payments are made to or withdrawn by such depositor or representative of such person, who is within the premises of the drawee bank of the Insured or within the office of the Insured at the time of such payment or withdrawal or unless such payment is covered under Insuring Agreement (A).

(m)

any loss resulting from Uncollectible Items of Deposit which are drawn from a financial institution outside the fifty states of the United States of America, District of Columbia, and territories and possessions of the United States of America, and Canada.

SECTION 3. ASSIGNMENT OF RIGHTS

This Bond does not afford coverage in favor of any Employers of temporary personnel or of processors as set forth in sub-sections (6) and (7) of Section 1(a) of this Bond, as aforesaid, and upon payment to the insured by the Underwriter on account of any loss through dishonest or fraudulent act(s) including Larceny or Embezzlement committed by any of the partners, officers or employees of such Employers, whether acting alone or in collusion with others, an assignment of such of the Insured’s rights and causes of action as it may have against such Employers by reason of such acts so committed shall, to the extent of such payment, be given by the Insured to the Underwriter, and the Insured shall execute all papers necessary to secure to the Underwriter the rights herein provided for.

SECTION 4. LOSS-NOTICE-PROOF-LEGAL PROCEEDINGS

This Bond is for the use and benefit only of the Insured named in the Declarations and the Underwriter shall not be liable hereunder for loss sustained by anyone other than the Insured unless the Insured, in its sole discretion and at its option, shall include such loss in the Insured’s proof of loss. At the earliest practicable moment after discovery of any loss hereunder the Insured shall give the Underwriter written notice thereof and shall also within six months after such discovery furnish to the Underwriter affirmative proof of loss with full particulars. If claim is made under this Bond for loss of securities or shares, the Underwriter shall not be liable unless each of such securities or shares is identified in such proof of loss by a certificate or Bond number or, where such securities or shares are uncertificated, by such identification means as agreed to by the Underwriter. The Underwriter shall have thirty days after notice and proof of loss within which to investigate the claim, and this shall apply notwithstanding the loss is made up wholly or in part of securities of which duplicates may be obtained. Legal proceedings for recovery of any loss hereunder shall not be brought prior to the expiration of sixty days after such proof of loss is filed with the Underwriter nor after the expiration of twenty-four months from the discovery of such loss, except that any action or proceeding to recover hereunder on account of any judgment against the Insured in any suit mentioned in General Agreement C or to recover attorneys’ fees paid in any such suit, shall be begun within twenty-four months from the date upon which the judgment in such suit shall become final. If any limitation embodied in this Bond is prohibited by any law controlling the construction hereof, such limitation shall be deemed to be amended so as to be equal to the minimum period of limitation permitted by such law.

Discovery occurs when the Insured

(a)	becomes aware of facts, or

(b)	receives written notice of an actual or potential claim by a third party which alleges that the Insured is liable under circumstance which would cause a reasonable person to assume that a loss covered by the Bond has been or will be incurred even though the exact amount or details of loss may not be then known.

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SECTION 5. VALUATION OF PROPERTY

The value of any Property, except books of accounts or other records used by the Insured in the conduct of its business, for the loss of which a claim shall be made hereunder, shall be determined by the average market value of such Property on the business day next preceding the discovery of such loss; provided, however, that the value of any Property replaced by the Insured prior to the payment of claim therefor shall be the actual market value at the time of replacement; and further provided that in case of a loss or misplacement of interim certificates, warrants, rights, or other securities, the production which is necessary to the exercise of subscription, conversion, redemption or deposit privileges, the value thereof shall be the market value of such privileges immediately preceding the expiration thereof if said loss or misplacement is not discovered until after their expiration. If no market price is quoted for such Property or for such privileges, the value shall be fixed by agreement between the parties or by arbitration.

In case of any loss or damage to Property consisting of books of accounts or other records used by the Insured in the conduct of its business, the Underwriter shall be liable under this Bond only if such books or records are actually reproduced and then for not more than the cost of blank books, blank pages or other materials plus the cost of labor for the actual transcription or copying of data which shall have been furnished by the Insured in order to reproduce such books and other records.

SECTION 6. VALUATION OF PREMISES AND FURNISHINGS

In case of damage to any office of the Insured, or loss of or damage to the furnishings, fixtures, stationary, supplies, equipment, safes or vaults therin, the Underwriter shall not be liable for more than the actual cash value thereof, or for more than the actual cost of their replacement or repair. The Underwriter may, at its election, pay such actual cash value or make such replacement or repair. If the Underwriter and the Insured cannot agree upon such cash value or such cost or replacement or repair, such shall be determined by arbitration.

SECTION 7. LOST SECURITIES

If the Insured shall sustain a loss of securities the total value of which is in excess of the limit stated in Item 3 of the Declarations of this Bond, the liability of the Underwriter shall be limited to payment for, or duplication of, securities having value equal to the limit stated in Item 3 of the Declarations of this Bond.

If the Underwriter shall make payment to the Insured for any loss of securities, the Insured shall thereupon assign to the Underwriter all of the Insured’s rights, title and interests in and to said securities.

With respect to securities the value of which do not exceed the Deductible Amount (at the time of the discovery of the loss) and for which the Underwriter may at its sole discretion and option and at the request of the Insured issue a Lost Instrument Bond or Bonds to effect replacement thereof, the Insured will pay the usual premium charged therefor and will indemnify the Underwriter against all loss or expense that the Underwriter may sustain because of the issuance of such Lost Instrument Bond or Bonds.

With respect to securities the value of which exceeds the Deductible Amount (at the time of discovery of the loss) and for which the Underwriter may issue or arrange for the issuance of a Lost Instrument Bond or Bonds to effect replacement thereof, the Insured agrees that it will pay as premium therefor a proportion of the usual premium charged therefor, said proportion being equal to the percentage that the Deductible Amount bears to the value of the securities upon discovery of the loss, and that it will indemnify the issuer of said Lost Instrument Bond or Bonds against all loss and expense that is not recoverable from the Underwriter under the terms and conditions of this INVESTMENT COMPANY BOND subject to the Limit of Liability hereunder.

SECTION 8. SALVAGE

In case of recovery, whether made by the Insured or by the Underwriter, on account of any loss in excess of the Limit of Liability hereunder plus the Deductible Amount applicable to such loss from any source other than suretyship, insurance, reinsurance, security or indemnity taken by or for the benefit of the Underwriter, the net amount of such recovery, less the actual costs and expenses of making same, shall be applied to reimburse the

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Insured in full for the excess portion of such loss, and the remainder, if any, shall be paid first in reimbursement of the Underwriter and thereafter in reimbursement of the Insured for that part of such loss within the Deductible Amount. The Insured shall execute all necessary papers to secure to the Underwriter the rights provided for herein.

SECTION 9. NON-REDUCTION AND NON-ACCUMULATION OF LIABILITY AND TOTAL LIABILITY

At all times prior to termination hereof this Bond shall continue in force for the limit stated in the applicable sections of Item 3 of the Declarations of this Bond notwithstanding any previous loss for which the Underwriter may have paid or be liable to pay hereunder; PROVIDED, however, that regardless of the number of years this Bond shall continue in force and the number of premiums which shall be payable or paid, the liability of the Underwriter under this Bond with respect to all loss resulting form

(a)	any one act of burglary, robbery or hold-up, or attempt thereat, in which no Partner or Employee is concerned or implicated shall be deemed to be one loss, or

(b)	any one unintentional or negligent act on the part of any one person resulting in damage to or destruction or misplacement of Property, shall be deemed to be one loss, or

(c)	all wrongful acts, other than those specified in (a) above, of any one person shall be deemed to be one loss, or

(d)

all wrongful acts, other than those specified in (a) above, of one or more persons (which dishonest act(s) or act(s) of Larceny or Embezzlement include, but are not limited to, the failure of an Employee to report such acts of others) whose dishonest act or acts intentionally or unintentionally, knowingly or unknowingly, directly or indirectly, aid or aids in any way, or permits the continuation of, the dishonest act or acts of any other person or persons shall be deemed to be one loss with the act or acts of the persons aided, or

(e)	any one casualty or event other than those specified in (a), (b), (c) or (d) preceding, shall be deemed to be one loss, and shall be limited to the applicable Limit of Liability stated in Item 3 of the Declarations of this Bond irrespective of the total amount of such loss or losses and shall not be cumulative in amounts from year to year or from period to period.

Sub-section (c) is not applicable to any situation to which the language of sub-section (d) applies.

SECTION 10. LIMIT OF LIABILITY

With respect to any loss set forth in the PROVIDED clause of Section 9 of this Bond which is recoverable or recovered in whole or in part under any other Bonds or Policies issued by the Underwriter to the Insured or to any predecessor in interest of the Insured and terminated or cancelled or allowed to expire and in which the period for discovery has not expired at the time any such loss thereunder is discovered, the total liability of the Underwriter under this Bond and under other Bonds or Policies shall not exceed, in the aggregate, the amount carried hereunder on such loss or the amount available to the Insured under such other Bonds, or Policies, as limited by the terms and conditions thereof, for any such loss if the latter amount be the larger.

SECTION 11. OTHER INSURANCE

If the Insured shall hold, as indemnity against any loss covered hereunder, any valid and enforceable insurance or suretyship, the Underwriter shall be liable hereunder only for such amount of such loss which is in excess of the amount of such other insurance or suretyship, not exceeding, however, the Limit of Liability of this Bond applicable to such loss.

SECTION 12. DEDUCTIBLE

The Underwriter shall not be liable under any of the Insuring Agreements of this Bond on account of loss as specified, respectively, in sub-sections (a), (b), (c), (d) and (e) of Section 9, Non-Reduction And Nonaccumulation Of Liability And Total Liability, unless the amount of such loss, after deducting the net amount of all reimbursement and/or recovery obtained or made by the insured, other than from any Bond or Policy of insurance issued by an insurance company and covering such loss, or by the Underwriter on account thereof prior to payment by the Underwriter of such loss, shall exceed the Deductible Amount set forth in Item 3 of the Declarations hereof (herein called Deduct-

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ible Amount) and then for such excess only, but in no event for more than the applicable Limit of Liability stated in Item 3 of the Declarations.

The Insured will bear, in addition to the Deductible Amount, premiums on Lost Instrument Bonds as set forth in Section 7.

There shall be no deductible applicable to any loss under Insuring Agreement A sustained by any Investment Company named as Insured herein.

SECTION 13. TERMINATION

The Underwriter may terminate this Bond as an entirety by furnishing written notice specifying the termination date which cannot be prior to 90 days after the receipt of such written notice by each Investment Company named as Insured and the Securities and Exchange Commission, Wash-ington, D.C. The Insured may terminate this Bond as an entirety by furnishing written notice to the Underwriter. When the Insured cancels, the Insured shall furnish written notice to the Securities and Exchange Commission, Washington, D.C. prior to 90 days before the effective date of the termination. The Underwriter shall notify all other Investment Companies named as Insured of the receipt of such termination notice and the termination cannot be effective prior to 90 days after receipt of written notice by all other Investment Companies. Premiums are earned until the termination date as set forth herein.

This Bond will terminate as to any one Insured, (other than a registered management investment company), immediately upon taking over of such Insured by a receiver or other liquidator or by State or Federal officials, or immediately upon the filing of a petition under any State or Federal statute relative to bankruptcy or reorganization of the Insured, or assignment for the benefit of creditors of the Insured, or immediately upon such Insured ceasing to exist, whether through merger into another entity, or by disposition of all of its assets.

This Bond will terminate as to any registered management investment company upon the expiration of 90 days after written notice has been given to the Securities and Exchange Commission, Washington, D.C.

The Underwriter shall refund the unearned premium computed as short rates in accordance with the standard short rate cancellation tables if ter-

minated by the Insured or pro rata if terminated for any other reason.

This Bond shall terminate

(a)

as to any Employee as soon as any partner, officer or supervisory Employee of the Insured, who is not in collusion with such Employee, shall learn of any dishonest or fraudulent act(s), including Larceny or Embezzlement on the part of such Employee without prejudice to the loss of any Property then in transit in the custody of such Employee and upon the expiration of ninety (90) days after written notice has been given to the Securities and Exchange Commission, Washington, D.C. (See Section 16(d)) and to the Insured Investment Company, or

(b)

as to any Employee 90 days after receipt by each Insured and by the Securities and Exchange Commission of a written notice from the Underwriter of its desire to terminate this Bond as to such Employee, or

(c)

as to any person, who is a partner, officer or employee of any Electronic Data Processor covered under this Bond, from and after the time that the Insured or any partner or officer thereof not in collusion with such person shall have knowledge of information that such person has committed any dishonest or fraudulent act(s), including Larceny or Embezzlement in the service of the Insured or otherwise, whether such act be committed before or after the time this Bond is effective.

SECTION 14. RIGHTS AFTER TERMINATION OR CANCELLATION

At any time prior to the termination or cancellation of this Bond as an entirety, whether by the Insured or the Underwriter, the Insured may give to the Underwriter notice that it desires under this Bond an additional period of 12 months within which to discover loss sustained by the Insured prior to the effective date of such termination or cancellation and shall pay an additional premium therefor.

Upon receipt of such notice from the Insured, the Underwriter shall give its written consent thereto: provided, however, that such additional period of time shall terminate immediately;

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(a)

on the effective date of any other insurance obtained by the Insured, its successor in business or any other party, replacing in whole or in part the insurance afforded by this Bond, whether or not such other insurance provides coverage for loss sustained prior to its effective date, or

(b)

upon takeover of the Insured’s business by any State or Federal official or agency, or by any receiver or liquidator, acting or appointed for this purpose without the necessity of the Underwriter giving notice of such termination. In the event that such additional period of time is terminated, as provided above, the Underwriter shall refund any unearned premium.

The right to purchase such additional period for the discovery of loss may not be exercised by any State or Federal official or agency, or by any receiver or liquidator, acting or appointed to take over the Insured’s business for the operation or for the liquidation thereof or for any other purpose.

SECTION 15. CENTRAL HANDLING OF SECURITIES

Securities included in the systems for the central handling of securities established and maintained by Depository Trust Company, Midwest Depository Trust Company, Pacific Securities Depository Trust Company, and Philadelphia Depository Trust Company, hereinafter called Corporations, to the extent of the Insured’s interest therein as effective by the making of appropriate entries on the books and records of such Corporations shall be deemed to be Property.

The words “Employee” and “Employees” shall be deemed to include the officers, partners, clerks and other employees of the New York Stock Exchange, Boston Stock Exchange, Midwest Stock Exchange, Pacific Stock Exchange and Philadelphia Stock Exchange, hereinafter called Exchanges, and of the above named Corporations, and of any nominee in whose name is registered any security included within the systems for the central handling of securities established and maintained by such Corporations, and any employee of any recognized service company, while such officers, partners, clerks and other employees and employees of service companies perform services for such Corporations in the operation of such systems. For the purpose of the above definition a recognized service company shall be any company providing clerks or other personnel to said Exchanges or Corporation on a contract basis.

The Underwriter shall not be liable on account of any loss(es) in connection with the central handling of securities within the systems established and maintained by such Corporations, unless such loss(es) shall be in excess of the amount(s) recoverable or recovered under any Bond or Policy if insurance indemnifying such Corporations, against such loss(es), and then the Underwriter shall be liable hereunder only for the Insured’s share of such excess loss(es), but in no event for more than the Limit of Liability applicable hereunder.

For the purpose of determining the Insured’s share of excess loss(es) it shall be deemed that the Insured has an interest in any certificate representing any security included within such systems equivalent to the interest the Insured then has in all certificates representing the same security included within such systems and that such Corporation shall use their best judgment in apportioning the amount(s) recoverable or recovered under any Bond or Policy of insurance indemnifying such Corporations against such loss(es) in connection with the central handling of securities within such systems among all those having an interest as recorded by appropriate entries in the books and records of such Corporations in Property involved in such loss(es) on the basis that each such interest shall share in the amount(s) so recoverable or recovered in the ratio that the value of each such interest bears to the total value of all such interests and that the Insured’s share of such excess loss(es) shall be the amount of the Insured’s interest in such Property in excess of the amount(s) so apportioned to the Insured by such Corporations.

This Bond does not afford coverage in favor of such Corporations or Exchanges or any nominee in whose name is registered any security included within the systems for the central handling of securities established and maintained by such Corporations, and upon payment to the Insured by the Underwriter on account of any loss(es) within the systems, an assignment of such of the Insured’s rights and causes of action as it may have against such Corporations or Exchanges shall to the extent of such payment, be given by the Insured to the Underwriter, and the Insured shall execute all papers necessary to secure to the Underwriter the rights provided for herein.

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SECTION 16. ADDITIONAL COMPANIES INCLUDED AS INSURED

If more than one corporation, co-partnership or person or any combination of them be included as the Insured herein:

(a)

the total liability of the Underwriter hereunder for loss or losses sustained by any one or more or all of them shall not exceed the limit for which the Underwriter would be liable hereunder if all such loss were sustained by any one of them.

(b)

the one first named herein shall be deemed authorized to make, adjust and receive and enforce payment of all claims hereunder and shall be deemed to be the agent of the others for such purposes and for the giving or receiving of any notice required or permitted to be given by the terms hereof, provided that the Underwriter shall furnish each named Investment Company with a copy of the Bond and with any amendment thereto, together with a copy of each formal filing of the settlement of each such claim prior to the execution of such settlement,

(c)	the Underwriter shall not be responsible for the proper application of any payment made hereunder to said first named Insured,

(d)

knowledge possessed or discovery made by any partner, officer or supervisory Employee of any Insured shall for the purpose of Section 4 and Section 13 of this Bond constitute knowledge or discovery by all the Insured, and

(e)	if the first named Insured ceases for any reason to be covered under this Bond, then the Insured next named shall thereafter be considered as the first named Insured for the purposes of this Bond.

SECTION 17. NOTICE AND CHANGE OF CONTROL

Upon the Insured’s obtaining knowledge of a transfer of its outstanding voting securities which results in a change in control (as set forth in Section 2(a) (9) of the Investment Company Act of

1940) of the Insured, the Insured shall within thirty (30) days of such knowledge give written notice to the Underwriter setting forth:

(a)	the names of the transferors and transferees (or the names of the beneficial owners if the voting securities are requested in another name), and

(b)	the total number of voting securities owned by the transferors and the transferees (or the beneficial owners), both immediately before and after the transfer, and

(c)	the total number of outstanding voting securities.

As used in this section, control means the power to exercise a controlling influence over the management or Policies of the Insured.

Failure to give the required notice shall result in termination of coverage of this Bond, effective upon the date of stock transfer for any loss in which any transferee is concerned or implicated.

Such notice is not required to be given in the case of an Insured which is an Investment Company.

SECTION 18. CHANGE OR MODIFICATION

This Bond or any instrument amending or effecting same may not be changed or modified orally. No changes in or modification thereof shall be effective unless made by written Endorsement issued to form a part hereof over the signature of the Underwriter’s Authorized Representative. When a Bond covers only one Investment Company no change or modification which would adversely affect the rights of the Investment Company shall be effective prior to 60 days after written notification has been furnished to the Securities and Exchange Commission, Washington, D.C. by the Insured or by the Underwriter. If more than one Investment Company is named as the Insured herein, the Underwriter shall give written notice to each Investment Company and to the Securities and Exchange Commission, Washington, D.C. not less than 60 days prior to the effective date of any change or modification which would adversely affect the rights of such Investment Company.

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FI 88 01 10 11

FORMS AND RIDERS SCHEDULE

It is hereby understood and agreed the following forms and riders are attached to and are a part of this bond:

Form No. / Edition		Date Added * or Date Deleted	Form Description	Rider No. (if applicable)
FI7510	11-16		Investment Company Bond Dec Page
FI7511	08-15		Investment Company Bond Insuring Agreements
SRF9808	08-95		Rider - Joint Insured List	1
SRF9808	08-95		Rider - Loss Notice Proof Legal Proceedings	2
SRF9808	08-95		Rider - Cancellation - Arkansas Securities Department	3
SRF9808	08-95		Rider - Revision to General Agreement (A)	4
SRF9808	08-95		Rider - Definition of Employee	5
SRF9808	08-95		Rider - Notice and Change of Control	6
SRF9808	08-95		Rider - Signature Guarantee	7
SRF9808	08-95		Rider - FINRA Notification	8
SRF9808	08-95		Rider - Trading Loss Coverage	9
SRF9808	08-95		Rider - Terms and Conditions 13 - Termination	10
SRF9808	08-95		Rider - Revision to Insuring Agreement A	11
FI7344	08-15		General Rider - Exclude All Non-Fungible Tokens	12
FI7504	08-15		Newly Created Investment Companies	13
FI7506	08-15		Insuring Agreement (L) Computer Systems	14
FI7507	08-15		Insuring Agreement (M) Automated Phone Systems	15
FI7516	11-16		Fraudulent Transfer Instructions	16
FI7345	08-15		Confidential Information And Data Breach Clarifying Rider	17
IL7324	07-21		Global Sanction Endorsement
FI7341	04-17		In-Witness Clause

*	If not at inception

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RIDER NO. 1

To be attached to and form part of Investment Company Bond

No. FS 2346418 16

In favor of Virtus Investment Partners, Inc.

Joint Insured List

It is agreed that:

1.	At the request of the Insured, the Underwriter adds to the list of Insured under the attached
bond	the following:

Virtus Alternative Solutions Trust

Virtus Duff & Phelps Select MLP and Energy Fund

Virtus KAR Long/Short Equity Fund

AlphaSimplex Managed Futures Strategy Fund

AlphaSimplex Global Alternatives Fund

Virtus Asset Trust

Virtus Ceredex Large-Cap Value Equity Fund

Virtus Ceredex Mid-Cap Value Equity Fund

Virtus Ceredex Small-Cap Value Equity Fund

Virtus Seix Core Bond Fund

Virtus Seix Corporate Bond Fund

Virtus Seix Floating Rate High Income Fund

Virtus Seix High Income Fund

Virtus Seix High Yield Fund

Virtus Seix Investment Grade Tax-Exempt Bond Fund

Virtus Seix Total Return Bond Fund

Virtus Seix U.S. Government Securities Ultra-Short Bond Fund

Virtus Silvant Large-Cap Growth Stock Fund

Virtus SGA International Growth Fund (fka Virtus WCM International Equity Fund)

Virtus Zevenbergen Innovative Growth Stock Fund

Virtus Equity Trust

Virtus KAR Capital Growth Fund

Virtus KAR Equity Income Fund (fka Virtus Rampart Enhanced Core Equity Fund)

Virtus KAR Global Quality Dividend Fund Virtus KAR Mid-Cap Core Fund

Virtus KAR Mid-Cap Growth Fund

Virtus KAR Small-Cap Core Fund

Virtus KAR Small-Cap Growth Fund

Virtus KAR Small-Cap Value Fund

Virtus KAR Small-Mid Cap Core Fund

Virtus KAR Small-Mid Cap Growth Fund

Virtus KAR Small-Mid Cap Value Fund

Virtus SGA Global Growth Fund

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Virtus Tactical Allocation Fund

Virtus Event Opportunities Trust

Virtus Westchester Credit Event Fund

Virtus Westchester Event-Driven Fund

Virtus Investment Trust

Virtus Emerging Markets Opportunities Fund (formerly Virtus AllianzGI Emerging Markets Opportunities Fund)

Virtus Silvant Focused Growth Fund (formerly Virtus AllianzGI Focused Growth Fund)

Virtus KAR Global Small-Cap Fund (formerly Virtus AllianzGI Global Small-Cap Fund)

Virtus KAR Health Sciences Fund (formerly Virtus AllianzGI Health Sciences Fund)

Virtus Income & Growth Fund (formerly Virtus AllianzGI Income & Growth Fund)

Virtus Silvant Mid-Cap Growth Fund (formerly Virtus AllianzGI Mid-Cap Fund)

Virtus Small-Cap Fund (formerly Virtus AllianzGI Small-Cap Fund)

Virtus Zevenbergen Technology Fund (formerly Virtus AllianzGI Technology Fund)

Virtus NFJ Dividend Value Fund (fka AllianzGI Dividend Value Fund)

Virtus NFJ International Value Fund (formerly AllianzGI International Value Fund)

Virtus NFJ Large-Cap Value Fund (formerly AllianzGI Large-Cap Value Fund)

Virtus NFJ Mid-Cap Value Fund (formerly AllianzGI Mid-Cap Value Fund)

Virtus NFJ Small-Cap Value Fund (formerly AllianzGI Small-Cap Value Fund)

Virtus Opportunities Trust

Virtus Duff & Phelps Global Infrastructure Fund

Virtus Duff & Phelps Global Real Estate Securities Fund

Virtus Duff & Phelps Real Asset Fund (fka Virtus Rampart Alternatives Diversifier Fund)

Virtus Duff & Phelps Real Estate Securities Fund

Virtus Herzfeld Fund (liquidated 8/18/2020)

Virtus Horizon Wealth Masters Fund (liquidated 8/18/2020)

Virtus KAR Developing Markets Fund

Virtus KAR Emerging Markets Small Cap Fund

Virtus KAR International Small-Cap Fund (fka Virtus KAR International Small-Cap Fund and merged into Virtus KAR International Small-Mid Cap Fund 9/24/2021)

Virtus KAR International Small-Mid Cap Fund

Virtus Newfleet Core Plus Bond Fund

Virtus Newfleet High Yield Fund

Virtus Newfleet Low Duration Core Plus Bond Fund

Virtus Newfleet Multi-Sector Intermediate Bond Fund

Virtus Newfleet Multi-Sector Short Term Bond Fund

Virtus Newfleet Senior Floating Rate Fund

Virtus Newfleet Tax-Exempt Bond Fund

Virtus Seix Tax-Exempt Bond Fund (fka Virtus Newfleet Tax-Exempt Bond Fund)

SGA Emerging Markets Equity Fund (fka Virtus Vontobel Emerging Markets Opportunities Fund)

Virtus Stone Harbor Emerging Markets Bond Fund (fka Stone Harbor Emerging Markets Debt Fund)

Virtus Stone Harbor Emerging Markets Debt Income Fund (fka Stone Harbor Emerging Markets Debt Fund)

Virtus Stone Harbor Emerging Markets Debt Fund (adopted 1/1/2022 and merged into Virtus clone funds on 4/8/2022)

Virtus Stone Harbor Local Markets Fund (adopted 1/1/2022 and merged into Virtus clone funds on 4/8/2022)

Virtus Strategy Trust

Virtus Convertible Fund (fka Virtus AllianzGI Convertible Fund)

Virtus Global Allocation Fund (formerly Virtus AllianzGI Global Allocation Fund)

Virtus NFJ Global Sustainability Fund (formerly Virtus AllianzGI Global Sustainability Fund)

Virtus Seix High Yield Fund

Virtus International Small-Cap Fund (formerly Virtus AllianzGI International Small-Cap Fund)

Virtus Newfleet Short Duration High Income Fund (formerly Virtus AllianzGI Short Duration High Income Fund)

Virtus Duff & Phelps Water Fund (formerly Virtus AllianzGI Water Fund)

Virtus AllianzGI Emerging Markets Consumer Fund (formerly AllianzGI Emerging Markets Consumer Fund, liquidated 12/7/21)

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Virtus NFJ Emerging Markets Value Fund (formerly AllianzGI Emerging Markets Value Fund)

Virtus Variable Insurance Trust (VVIT)

Virtus SGA International Growth Series (fka Virtus Duff & Phelps International Series)

Virtus Duff & Phelps Real Estate Securities Series

Virtus KAR Capital Growth Series

Virtus KAR Equity Income Series (fka Virtus Rampart Enhanced Core Equity Series)

Virtus KAR Small-Cap Growth Series

Virtus KAR Small-Cap Value Series

Virtus Newfleet Multi-Sector Intermediate Bond Series

Virtus Tacticle Allocation Series (fka Virtus Strategic Allocation Series)

The Merger Fund®

The Merger Fund®

The Merger Fund® VL

The Merger Fund® VL

ETFis Series Trust I

InfraCap MLP ETF

InfraCap REIT Preferred ETF

Virtus Newfleet Multi-Sector Bond ETF (fka Newfleet Multi-Sector Unconstrained Bond ETF)

Virtus Reaves Utilities ETF (fka Reaves Utilities ETF)

Virtus InfraCap U.S. Preferred Stock ETF

Virtus LifeSci Biotech Clinical Trials ETF

Virtus LifeSci Biotechnology Products ETF

Virtus WMC International Dividend ETF (fka Virtus WMC Global Factor Opportunity ETF)

Virtus Private Credit Strategy ETF

Virtus Real Asset Income ETF

Virtus ETF Trust II

Virtus Newfleet High Yield Bond ETF (fka Virtus Newfleet Dynamic Credit ETF)

Virtus Seix Senior Loan ETF

Virtus Terranova U.S. Quality Momentum ETF Virtus Newfleet ABS/MBS ETF

Virtus Duff & Phelps Clean Energy ETF

Virtus Stone Harbor Emerging Markets High Yield Bond ETF

Closed-End Funds

DNP Select Income Fund, Inc. (DNP)

DTF Tax Fee Income 2028 Term Fund, Inc. (DTF) (fka DTF Tax Free Income, Inc.)

Duff & Phelps Utility and Infrastructure Fund Inc. (DPG) (fka Duff & Phelps Global Utility Income Fund, Inc.)

Duff & Phelps Select MLP and Midstream Energy Fund (Merged into Virtus Duff & Phelps Select MLP and Energy Fund 6/25/2021)

Virtus Artificial Intelligence & Technology Opportunities Fund (AIO) (fka Virtus AllianzGI Artificial Intelligence &Technology Opportunities Fund)

Virtus Convertible & Income 2024 Target Term Fund (CBH) (fka Virtus AllianzGI Convertible & Income 2024 Target Term Fund)

Virtus Convertible & Income Fund (NCV) (fka Virtus AllianzGI Convertible & Income Fund)

Virtus Convertible & Income Fund II (NCZ) (fka Virtus AllianzGI Convertible & Income Fund II)

Virtus Diversified Income & Convertible Fund (ACV) (fka Virtus AllianzGI Diversified Income & Convertible Income Fund)

Virtus Equity & Convertible Income Fund (NIE) (fka Virtus AllianzGI Equity & Convertible Income Fund)

Virtus Dividend, Interest & Premium Strategy Fund (NFJ) (fka Virtus AllianzGI Dividend, Interest & Premium Strategy Fund)

Virtus Global Multi-Sector Income Fund (VGI)

Virtus Total Return Fund Inc. (ZTR)

Virtus Stone Harbor Emerging Markets Income Fund

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2. This rider shall become effective as of 12:01 a.m. on 07/01/2025 standard time.

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RIDER NO. 2

To be attached to and form part of Investment Company Bond

No. FS 2346418 16

In favor of Virtus Investment Partners, Inc.

Loss Notice Proof Legal Proceedings

It is agreed that:

1.	Section 4. LOSS-NOTICE-PROOF-LEGAL PROCEEDINGS is amended as follows:

At the earliest practicable moment, not to exceed sixty (60) days after Discovery is ascertained by the Insured’s Risk Management Department, concerning any loss which is either known or expected to be larger than $25,000 of the Single Loss Deductible amount, the Insured shall give the Underwriter notice thereof.

2.	This rider shall become effective as of 12:01 a.m. on 07/01/2025 standard time

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RIDER NO. 3

To be attached to and form part of Investment Company Bond

No. FS 2346418 16

In favor of Virtus Investment Partners, Inc.

Cancellation - Arkansas Securities Department

It is agreed that:

1.	The attached bond is amended by adding to the Section which provides for cancellation of this bond, as an entirety, and additional paragraph as follows:

No cancellation of this bond, as an entirety, whether by or at the request of the Insured or by the Company or Underwriter, shall take effect prior to the expiration of 30 days after written notice of such cancellation has been filed with the Arkansas Securities Department, Heritage West Building, 3rd Floor, 201 E. Markham, Little Rock, AR 72201.

2.	This rider shall become effective as of 12:01 a.m. on 07/01/2025 standard time

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RIDER NO. 4

To be attached to and form part of Investment Company Bond

No. FS 2346418 16

In favor of Virtus Investment Partners, Inc.

Revision to General Agreement (A)

It is agreed that:

1.	GENERAL AGREEMENTS (A) ADDITIONAL OFFICES OR EMPLOYEES-CONSOLIDATION OR MERGER-NOTICE (2) is amended by deleting the second sentence and replacing it with the following:”

“You must give us written notice within this 60 day period and obtain our written consent to extend this insurance to such additional “employees” or “premises..” Upon obtaining our written consent, you must pay an additional premium, if the entity acquired has assets exceeding $20,000,000.

2.	This rider shall become effective as of 12:01 a.m. on 07/01/2025 standard time.

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RIDER NO. 5

To be attached to and form part of Investment Company Bond

No. FS 2346418 16

In favor of Virtus Investment Partners, Inc.

Definition of Employee

It is agreed that:

1.	“Employee” as defined in Section 1. DEFINITIONS (a) of the attached bond shall also include:

(10) “Non-Compensated” Directors/Officers

2.	This rider applies to loss through any dishonest or fraudulent act of any Employee added to the coverage of the attached bond by Paragraph 1 of this rider.

3.	This rider shall become effective as of 12:01 a.m. on 07/01/2025 standard time

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RIDER NO. 6

To be attached to and form part of Investment Company Bond

No. FS 2346418 16

In favor of Virtus Investment Partners, Inc.

Notice and Change of Control

It is agreed that:

Section 17. Notice and Change of Control is amended by deleting the first paragraph and the following is substituted in lieu of:

1.

Upon the Risk Manager’s obtaining knowledge of a transfer of its outstanding voting securities which results in a change in control (as set forth in Section 2(a) (9) of the Investment Company Act of 1940) of the Insured, the Insured shall within thirty (30) days of such knowledge give written notice to the Underwriter setting forth:

2.	This rider shall become effective as of 12:01 a.m. on 07/01/2025 standard time

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RIDER NO. 7

To be attached to and form part of Investment Company Bond

No. FS 2346418 16

In favor of Virtus Investment Partners, Inc.

Signature Guarantee

It is agreed that:

1.	SIGNATURE GUARANTEE COVERAGE is added to the bond:

Loss resulting directly from the Insured having, in good faith, for its own account or for the account of others purportedly guaranteed in writing or witnessed any signature on any transfer, assignment, bill of sale, power of attorney, guarantee, certificated security, deed, mortgage, or other instrument conveying title to, or creating or discharging a lien upon real property, or evidence of debt which purported guarantee was effected by unauthorized use of a stamp or medallion of or belonging to the Insured which was lost, stolen, or counterfeited and for which loss the Insured is legally liable.

a.	The Limit of Liability of the Underwriter under this Insuring Agreement is limited to the sum of Twenty-Five Million Dollar ($25,000,000).

b.	This Insuring Agreement is subject to a deductible of Fifty Thousand Dollars ($50,000).

2.	This rider shall become effective as of 12:01 a.m. on 07/01/2025 standard time

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RIDER NO. 8

To be attached to and form part of Investment Company Bond

No. FS 2346418 16

In favor of Virtus Investment Partners, Inc.

FINRA Notification

It is agreed that:

1.

The Underwriter will mark its records to indicate that the Financial Industry Regulatory Authority is to be notified promptly concerning the cancellation or substantial modification of the attached bond, whether at the request of the Insured or the Underwriter, and will use its best efforts to so notify said Authority but failure to notify said Authority shall not impair or delay the effectiveness of any such cancellation or modification.

2.	This rider shall become effective as of 12:01 a.m. on 07/01/2025 standard time

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RIDER NO. 9

To be attached to and form part of Investment Company Bond

No. FS 2346418 16

In favor of Virtus Investment Partners, Inc.

Trading Loss Coverage

It is agreed that Section I, Insuring Clauses, subsection A, Employee Dishonesty, is amended to add the following:

This Bond also covers Loss resulting directly or indirectly from Trading, whether or not represented by any indebtedness or balance shown to be due the Insured on any customer’s account, actual or fictitious. Notwithstanding the foregoing, however, it is agreed that with regard to Trading, this bond covers only loss resulting directly from dishonest or fraudulent acts committed by any Employee with the intent to cause the Insured to sustain such loss and which results in a financial benefit for the Employee; or results in an improper financial benefit for another person or entity with whom the Employee committing the dishonest or fraudulent act was in collusion, provided that the Insured establishes that the Employee intended to participate in the financial benefit.

As used throughout this Insuring Agreement, financial benefit does not include any employee benefits earned in the normal course of employment, including salaries, commissions, fees, bonuses, promotions, awards, profit sharing or pensions.

For the purpose of this Insuring Agreement, “Trading” means trading or other dealings in securities, commodities, futures, options, swaps, foreign or Federal Funds, currencies, foreign exchange and the like.

This rider shall become effective as of 12:01 a.m. on 07/01/2025 standard time.

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RIDER NO. 10

To be attached to and form part of Investment Company Bond

No. FS 2346418 16

In favor of Virtus Investment Partners, Inc.

Terms and Conditions 13 - Termination

It is agreed that:

1.	The attached bond is hereby amended by deleting General Terms and Conditions 13, TERMINATION, in its entirety and substituting the following:

The Underwriter may terminate this bond as an entirety by furnishing written notice specifying the termination date which cannot be prior to ninety (90) days after the receipt of such written notice by each Investment Company named as Insured and the Securities and Exchange Commission, Washington DC. The insured may terminate this bond as an entirety by furnishing written notice to the Underwriter. When the Insured cancels, the Insured shall furnish written notice to the Securities and Exchange Commission, Washington, DC prior to sixty (60) days before the effective date of termination. The Underwriter shall notify all other Investment Companies named as Insured of the receipt of such termination notice and the termination cannot be effective prior to sixty (60) days after receipt of written notice by all other Investment Companies. Premiums are earned until the termination date as set forth herein.

This bond will terminate as to anyone Insured, [other than a registered management investment company], immediately upon-taking over of such Insured by a receiver or other liquidator or by State or Federal officials, or immediately upon the filing of a petition under any State or Federal statute relative to bankruptcy or reorganization of the Insured, or assignment for the benefit of creditors of the Insured, or immediately upon such Insured ceasing to exists, whether through merger into another entity or by disposition of all of its assets.

This bond will terminate as to any registered management investment company upon the expiration of 90 days after written notice has been given to the Securities and Exchange Commission, Washington, D.C.

The Underwriter shall refund the unearned premium computed at short rates in accordance with the standard short rate cancellation tables if terminated by the Insured or pro rata if terminated for any other reason.

This bond shall terminate:

a.

as to any Employee sixty (60) days after the Insured’s Risk Manager or Risk Management Department discovers any dishonest or fraudulent act(s), including Larceny or Embezzlement on the part of such Employee which, when aggregated exceeds $25,000, and upon the expiration of ninety (90) days after written notice has been given to the Securities and Exchange Commission, Washington DC (See Section (16)); or

b.

as to any Employee ninety (90) days after receipt by each Insured and by the Securities and Exchange Commission of a written notice from the Underwriter of its desire to terminate this bond as to such Employee, or

c.	as to any person, who is a partner, officer or employee of any Electronic Data Processor covered under this bond, ninety (90) days after the time that the Insured’s Risk Manager or

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Risk Management Department shall have knowledge or information that such person has committed any dishonest or fraudulent act(s), including Larceny or Embezzlement in the service of the Insured or otherwise, when aggregated exceeds $25,000, whether such act be committed before or after the time this bond is effective.

2.	This rider shall become effective as of 12:01 a.m. on 07/01/2025 standard time

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RIDER NO. 11

To be attached to and form part of Investment Company Bond

No. FS 2346418 16

In favor of Virtus Investment Partners, Inc.

Revision to Insuring Agreement A

It is agreed that:

1.	Insuring Agreement A (Fidelity) is deleted in its entirety, and the following is substituted in lieu of:

A.

Loss resulting from any dishonest or fraudulent act(s), including Larceny or Embezzlement committed by an Employee, committed anywhere and whether committed alone or in collusion with others, including loss of Property is held by the Insured for any purpose or in any capacity and whether so held gratuitously or not and whether or not the Insured is liable therefore.

Dishonest or fraudulent act(s) as used in the Insuring Agreement shall mean only dishonest or fraudulent act(s) committed by such Employee with the manifest intent:

a.	to cause the Insured to sustain such loss; or

b.

to obtain financial benefit for the Employee, or for any other person or organization intended by the Employee to receive such benefit, other than salaries, commissions, fees, bonuses, promotions, awards, profit sharing, pension or other employee benefits earned in the normal course of employment.

Notwithstanding the foregoing, it is agreed that with regard to Loans and/or Trading this bond covers only loss resulting directly from dishonest or fraudulent acts committed by an Employee with the manifest intent to cause the Insured to sustain such loss and which results in a financial benefit for the Employee. However, where the proceeds of a dishonest or fraudulent act committed by an Employee arising from Loans and/or Trading are actually received by persons with whom the Employee was acting in collusion, but said Employee fails to derive a financial benefit therefrom, such a loss will nevertheless be covered hereunder as if the Employee had obtained such benefit provided the Insured establishes that the Employee intended to participate therein.

As used throughout this Insuring Agreement financial benefit does not include any employee benefits earned in the normal course of employment, including: salaries, commissions, fees, bonuses, promotions, awards, profit sharing or pensions.

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The term “Trading” as used in this Insuring Agreement shall be deemed to mean buying or selling or other dealings in securities, commodities, futures, options, foreign or federal funds, currencies, foreign exchange and the like.

The term “Loan” as used in this Insuring Agreement shall be deemed to mean all extensions of credit by the Insured and all transactions creating a creditor relationship in favor of the Insured and all transactions by which the Insured assumes an existing creditor relationship.

2.	This rider shall become effective as of 12:01 a.m. on 07/01/2025 standard time

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FI 73 44 08 15

RIDER NO. 12

Exclude All Non-Fungible Tokens

To be attached to and form part of Investment Company Bond

Bond No. FS 2346418 16

In favor of Virtus Investment Partners, Inc.

This Rider amends Exclusions to include the following:

1.

It is agreed that this bond does not afford coverage under any of the Insuring Agreements for any loss, damage, claim, occurrence, or suit that arises out of, is in any way related to, or involves, in whole or in part, any Non-Fungible Token. All coverage for Non-Fungible Tokens is excluded from all Insuring Agreements.

2.	Definitions is amended to include:

Non-Fungible Token, also known as “NFT,” means any unique digital identifier connected to any digital ledger technology which may be used to certify authenticity or ownership of anything, including but not limited to any digital, tangible, or intangible item, but cannot be substituted or exchanged for any similar item.

The title and any headings in this rider are solely for your convenience and form no part of the terms and conditions of coverage.

3.	Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond other than as stated herein.

4.	This Rider shall become effective as of 12:01 a.m. on 07/01/2025 standard time.

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FI 75 04 08 15

RIDER NO. 13

NEWLY CREATED INVESTMENT COMPANIES

To be attached to and form part of INVESTMENT COMPANY BOND,

Bond No. FS 2346418 16

In favor of Virtus Investment Partners, Inc.

It is agreed that:

1.

Item 1. Named of Insured on the Declarations Page shall include any existing Investment Company or portfolios which are not listed under the Joint Insured Rider of the attached bond. It shall also include any Newly Created Investment Company or portfolio provided that the Insured shall submit to the Underwriter, following the end of the Bond Period, a list of all newly created portfolios and copies of any prospectuses and statements of additional information relating to such newly created Investment Companies or portfolios unless said prospectus and statements of additional information have been previously submitted.

Following the end of the Bond Period, any newly created Investment Company or portfolio created during the Bond Period, will continue to be an Insured only if the Underwriter is notified as set forth in the above paragraph, the information required herein is provided to the Underwriter, and the Underwriter acknowledges the addition of such newly created Investment Company or portfolio to the bond by a Rider of this bond.

2.	It is further agreed that the following definition is added to Conditions and Limitations - Section 1. Definitions:

(g)	Newly created Investment Company or portfolio shall mean any Investment Company or portfolio for which registration with the SEC has been declared.

3.	Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements, or limitations of the above mentioned bond other than as stated herein.

4.	This Rider shall become effective as of 12:01 a.m. on 07/01/2025 standard time.

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FI 75 06 08 15

RIDER NO. 14

INSURING AGREEMENT (L) COMPUTER SYSTEMS

To be attached to and form part of INVESTMENT COMPANY BOND,

Bond No. FS 2346418 16

In favor of Virtus Investment Partners, Inc.

It is agreed that:

1.	The attached bond is hereby amended by adding to it an additional Insuring Agreement as follows:

INSURING AGREEMENT (L) - COMPUTER SYSTEMS

Loss resulting directly from a fraudulent

(1)	entry of data into, or

(2)	change of data elements or programs within a Computer System; provided that fraudulent entry or change causes

(a)	Property to be transferred paid or delivered,

(b)	an account of the Insured, or of its customer, to be added, deleted, debited or credited, or

(c)	an unauthorized account or a fictitious account to be debited or credited;

(3)

voice instructions or advices having been transmitted to the Insured or its agent(s) by telephone; and provided further, the fraudulent entry or change is made or caused by an individual acting with the manifest intent to:

(a)	cause the Insured or its agent(s) to sustain a loss, and

(b)	obtain financial benefit for that individual or for other persons intended by that individual to receive a financial benefit,

(c)	and further provided such voice instructions or advices:

(i)	were made by a person who purported to represent an individual authorized to make such voice instructions or advices; and

(ii)	were electronically recorded by the Insured or its agent(s).

(4)

It shall be a condition to recovery under the Computer Systems Rider that the Insured or its agent(s) shall to the best of their ability electronically record all voice instructions or advices received over the telephone. The Insured or its agent(s) warrant that they shall make their best efforts to maintain the electronic recording system on a continuous basis. Nothing, however, in this Rider shall bar the Insured from recovery where no recording is available because of mechanical failure of the device used in making such recording, or because of failure of the media used to record a conversation from any cause, or error or omission of any Employee(s) or agent(s) of the Insured.

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SCHEDULE OF SYSTEMS

Any System Utilized by the Insured

2.	As used in this Rider, Computer System means:

(a)	computers with related peripheral components, including storage components, wherever located,

(b)	systems and applications software,

(c)	terminal devices,

(d)	related communication networks or customer communication systems, and

(e)	related Electronic Funds Transfer Systems,

by which data are electronically collected, transmitted, processed, stored, and retrieved.

3.	In addition to the Exclusions in the attached bond, the following Exclusions are applicable to this Insuring Agreement:

(a)	loss resulting directly or indirectly from the theft of confidential information, material or data: and

(b)

loss resulting directly or indirectly from entries or changes made by an individual authorized to have access to a Computer System who acts in good faith on instructions, unless such instructions are given to that individual by a software contractor (or by a partner, officer or employee thereof) authorized by the Insured to design, develop, prepare, supply service, write or implement programs for the Insured’s Computer System.

4.	The following portions of the attached bond are not applicable to this Rider:

(a)	the initial paragraph of the bond preceding the Insuring Agreements which reads “...at any time but discovered during the Bond Period.”

(b)	Conditions and Limitations - Section 9. Non-Reduction and Non-Accumulation of Liability and Total Liability

(c)	Conditions and Limitations - Section 10. Limit of Liability

5.	The coverage afforded by this Rider applies only to loss discovered by the Insured during the period this Rider is in force.

6.

All loss or series of losses involving the fraudulent activity of one individual, or involving fraudulent activity in which one individual is implicated, whether or not that individual is specifically identified, shall be treated as one loss. A series of losses involving unidentified individuals but arising from the same method of operation may be deemed by the Underwriter to involve the same individual and in that event shall be treated as one loss.

7.	The Limit of Liability for the coverage provided by this Rider shall be $ 25,000,000.

8.

The Underwriter shall be liable hereunder for the amount by which one loss shall be in excess of $ 50,000. (herein called the Deductible Amount) but not in excess of the Limit of Liability stated above.

9.

If any loss is covered under this Insuring Agreement and any other Insuring Agreement or Coverage, the maximum amount payable for such loss shall not exceed the largest amount available under any one Insuring Agreement or Coverage.

10.

Coverage under this Rider shall terminate upon termination or cancellation of the bond to which this Rider is attached. Coverage under this Rider may also be terminated or cancelled without canceling the bond as an entirety:

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(a)	90 days after receipt by the Insured of written notice from the Underwriter of its desire to terminate or cancel coverage under this Rider, or

(b)	immediately upon receipt by the Underwriter of a written request from the Insured to terminate or cancel coverage under this Rider.

The Underwriter shall refund to the Insured the unearned premium for this coverage under this Rider. The refund shall be computed at short rates if this Rider is terminated or cancelled or reduces by notice from, or at the insistence of the Insured.

11.	Conditions and Limitations - Section 4. Loss-Notice-Proof-Legal Proceedings is amended by adding the following sentence:

Proof of loss resulting from Voice Instructions or advices covered under this bond shall include Electronic Recording of such Voice Instructions of advices.

12.

Notwithstanding the foregoing, however, coverage afforded by this Rider is not designed to provide protection against loss covered under a separate Electronic and Computer Crime Policy by whatever title assigned or by whatever Underwriter written. Any loss which is covered under such separate policy is excluded from coverage under this bond; and the Insured agrees to make claim for such loss under its separate policy.

13.	Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements, or limitations of the above mentioned bond other than as stated herein.

14.	This Rider shall become effective as of 12:01 a.m. on 07/01/2025 standard time.

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FI 75 07 08 15

RIDER NO. 15

INSURING AGREEMENT (M) AUTOMATED PHONE SYSTEMS

To be attached to and form part of INVESTMENT COMPANY BOND,

Bond No. FS 2346418 16

In favor of Virtus Investment Partners, Inc.

It is agreed that:

1.	The attached bond is hereby amended by adding to it an additional Insuring Agreement as follows:

INSURING AGREEMENT (M) AUTOMATED PHONE SYSTEMS

Loss caused by an Automated Phone System (“APS”) Transaction, where the request for such APS Transaction is unauthorized or fraudulent and is made with the manifest intent to deceive; provided, that the entity which receives such request generally maintains and follows during the Bond Period all APS Designated Procedures with respect to APS Transaction. The unintentional isolated failure of such entity to maintain and follow a particular APS Designated Procedure in a particular APS Designated Procedure in a particular instance shall not preclude coverage under this Insuring Agreement, subject to the exclusions herein and in the bond.

1.	Definitions: The following terms as used in this Insuring Agreement shall have the following meanings:

(a)	“APS Transaction” means any APS Redemption, APS Exchange or APS Election.

(b)

“APS Redemption” means any redemption of shares issued by an Investment Company which is requested over the telephone by means of information transmitted by an individual caller through use of a telephone keypad.

(c)

“APS Election” means any election concerning dividend options available to Fund shareholders which is made over the telephone by means of information transmitted by an individual caller through use of a telephone keypad.

(d)

“APS Exchange” means any exchange of shares in a registered account of one Fund into shares in an identically registered account of another Fund in the same complex pursuant to exchange privileges of the two Funds, which exchange is requested over the telephone by means of information transmitted by an individual caller through use of a telephone keypad.

(e)	“APS Designated Procedures” means all of the following procedures:

(1)

Election in Application: No APS Redemption shall be executed unless the shareholder to whose account such an APS Redemption relates has previously elected by Official Designation to permit such APS Redemption.

(2)

Logging: All APS Transaction requests shall be logged or otherwise recorded, so as to preserve all of the information transmitted by an individual caller through use of telephone keypad in the course of such a request, and the records shall be retained for at least six months.

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(a)	Information contained in the records shall be capable of being retrieved through the following methods: audio tape and or transactions stored on computer disks

(b)

Information contained in the records shall be capable of being retrieved and produced within a reasonable time after retrieval of specific information is requested, at a success rate of no loss than 85 percent.

(3)

Identity Test: The identity of the caller in any request for an APS Transaction shall be tested before executing that APS Transaction by requiring the entry by the caller of a confidential personal identification number (“PIN”)

(a)

Limited Attempts to Enter PIN: IF the caller fails to enter a correct PIN within three attempts, the caller must not be allowed additional attempts during the same (telephone call/twenty-four hour day) to enter the PIN. The caller may either be instructed to redial a customer service representative or may be immediately connected to such a representative.

(4)

Written Confirmation: A written confirmation of any APS Transaction shall be mailed to the shareholder(s) to whose account such APS Transaction relates, at the original record address, by the end of the Insured’s next regular processing cycle, but in no event later than five business days following such APS Transaction.

(5)	Access to APS Equipment: Access to the equipment which permits the entity receiving the APS Transaction request to process and effect the transaction shall be limited in the following manner:

BNY Mellon

2.	Exclusions: It is further understood and agreed that this extension shall not cover:

(a)	Any loss covered under Insuring Agreement (A) Fidelity, of this bond;

(1)	The redemption of shares, where the proceeds of such redemption are made payable to other-than

(i)	the shareholder of record, or

(ii)	a person officially Designated to receive redemption proceeds, or

(iii)	a bank account officially Designated to receive redemption proceeds, or

(2)	The redemption of shares, where the proceeds of such redemption are paid by check mailed to any address, unless such address has either been

(i)	designated by voice over the telephone or in writing without a signature guarantee, in either case at least thirty(30) days prior to such redemption, or

(ii)	officially Designated, or

(iii)	verified by any other procedures which may be stated below in this Rider, or

(3)	The redemption of shares, where the proceeds of such redemption are paid by wire transfer to other than the shareholder’s officially Designated bank account, or

(4)	the Intentional failure to adhere to one or more APS Designated Procedures.

2.	Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements, or limitations of the above mentioned bond other than as stated herein.

3.	This Rider shall become effective as of 12:01 a.m. on 07/01/2025 standard time.

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FI 75 16 11 16

RIDER NO. 16

INSURING AGREEMENT (N) FRAUDULENT TRANSFER INSTRUCTIONS

To be attached to and form part of the INVESTMENT COMPANY BOND

Bond No. FS 2346418 16

in favor of Virtus Investment Partners, Inc.

1.	It is agreed that the following Insuring Agreement is added to the above Bond:

Loss resulting directly from the Insured having, in good faith, transferred Money on deposit in a Customer’s account, or a Customer’s Certificated Securities, in reliance upon a fraudulent Instruction transmitted to the Insured via electronic mail; provided, however that

(1)	The fraudulent instruction purports, and reasonably appears, to have originated from:

(a)	such Customer,

(b)	an Employee acting on instructions of such Customer; or

(c)	another financial institution acting on behalf of such Customer with authority to make such instructions; and

(2)	The sender of the fraudulent instruction verified the instruction with the password, PIN, or other security code of such Customer; and

(3)	The sender was not, in fact, such Customer, was not authorized to act on behalf of such Customer, and was not an Employee of the Insured; and

(4)	The instruction was received by an Employee of the Insured specifically authorized by the Insured to receive and act upon such instructions; and

(5)

For any transfer exceeding the amount set forth in item 7 of this Rider, the Insured verified the instruction via a call back to a predetermined telephone number set forth in the Insured’s written agreement with such Customer or other verification procedure approved in writing by the Underwriter; and

(6)	The Insured preserved a contemporaneous record of the call back, if any, and of the instruction which verifies use of the authorized password, PIN or other security code of the Customer.

2.

As used in this Rider, Customer means a natural person or entity which has a written agreement with the Insured authorizing the Insured to transfer Money on deposit in an account or Certificated Securities in reliance upon instructions transmitted to the Insured via the means utilized to transmit the fraudulent instruction.

3.

It shall be a condition precedent to coverage under this Insuring Agreement that the Insured assert any available claims, offsets or defenses against such Customer, any financial institution or any other party to the transaction.

FI 75 16 11 16	(Page 1 of 2)

R * B0 * 06/30/2025 * FS 2346418 16	Great American Insurance Company
010996

4.	The following additional Exclusions are added to the Bond applicable only to this Insuring Agreement:

(a)

loss resulting directly or indirectly from the fraudulent instruction if the sender, or anyone acting in collusion with the sender, ever had authorized access to such Customer’s password, PIN or other security code; and

(b)

loss resulting directly or indirectly from the fraudulent alteration of an instruction to initiate an automated clearing house (ACH) entry, or group of ACH entries, transmitted as an electronic message, or as an attachment to an electronic message, sent via the Internet, unless:

(1)	each ACH entry was individually verified via the call back procedure without regard to the amount of the entry; or

(2)	the instruction was formatted, encoded or encrypted so that any alteration in the ACH entry or group of ACH entries would be apparent to the Insured.

5.

For purposes of this Insuring Agreement, all loss or losses involving one natural person or entity, or one group of natural persons or entities acting together, shall be a Single Loss without regard to the number of transfers or the number of instructions involved. A series of losses involving unidentified natural persons or entities but arising from the same method of operation shall be deemed to involve the same natural person or entity and shall be treated as Single Loss.

6.	The Limit of Liability and Deductible amount applicable to loss under this Insuring Agreement is as stated in the Declarations of the attached bond.

7.	The amount of any single transfer for which verification via a call back will be required is : $ 50,000.

8.	Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements, or limitations of the above mentioned bond other than as stated herein.

9.	This rider shall become effective as of 12:01 a.m. on 07/01/2025 standard time.

FI 75 16 11 16	(Page 2 of 2)

R * B0 * 06/30/2025 * FS 2346418 16	Great American Insurance Company
010996
FI 73 45 08 15

RIDER NO. 17

CONFIDENTIAL INFORMATION AND DATA BREACH CLARIFYING RIDER

To be attached to and form part of Investment Company Bond

Bond No. FS 2346418 16

In favor of Virtus Investment Partners, Inc.

It is agreed that:

1.	CONDITIONS AND LIMITATIONS, Section 2. Exclusions is amended to include:

Confidential Information:

Loss resulting from:

a)

Theft, disappearance, destruction or disclosure of the confidential or personal information of the Insured or another person or entity for which the Insured is legally liable including, but not limited to patents, trade secrets, personal information, processing methods, customer lists, financial information, credit card information, intellectual property, health information, or any other type of non-public information.

For purposes of coverage that may be attached to the Bond by Rider which pertains to Computer Systems, confidential information cannot be properly transferred. A loss otherwise covered under the Computer Systems Rider (if attached) shall not be excluded by the fact that confidential information was used to gain access to your computer system or to the computer system of your financial institution in order to cause the fraudulent transfer.

b)

The use of another person’s or entity’s confidential or personal information including but not limited to, financial information, credit card information, health information or any other type of non-public information.

Data Breach Costs:

Loss resulting from fees, costs, fines, penalties and other expenses which are related to the access or disclosure of another person’s or entity’s confidential information, and the obligations of the Insured to comply with federal and state privacy laws and Payment Card Industry Data Security Standards (if applicable) arising from a data security breach, including, but not limited to, expenses related to notifying affected individuals when the affected individuals’ financial information, credit card information, health information or other type of non-public information was stolen, accessed, downloaded or misappropriated while in the care, custody or control of the Insured.

2.	Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions and limitations, or provisions of the attached bond other than as above stated.

3.	This Rider shall become effective as of 12:01 a.m. on 07/01/2025 standard time.

FI 73 45 08 15	(Page 1 of 1)

R * B0 * 06/30/2025 * FS 2346418 16	Great American Insurance Company
010996
IL 73 24 (Ed. 07/21)

THIS ENDORSEMENT CHANGES YOUR POLICY. PLEASE READ IT CAREFULLY.

GLOBAL SANCTION ENDORSEMENT

Notwithstanding any other provision of this Policy, this insurance cannot provide coverage and the Insurer shall not be liable to pay any claim or provide any benefit under this Policy to the extent that the provision of such coverage or benefit, or the payment of such claim, would violate, conflict with, or expose the Insurer to any sanction, prohibition or restriction under United Nations resolutions or any applicable economic or financial sanctions or other trade laws or regulations, including, but not limited to, of the United States of America, European Union, United Kingdom, or Canada.

IL 73 24 (Ed. 07/21)	(Page 1 of 1)

R * B0 * 06/30/2025 * FS 2346418 16	Great American Insurance Company
010996
FI 73 41 04 17

In Witness Clause

In Witness Whereof, we have caused this Financial Institution Bond to be executed and attested, and, if required by state law, this Financial Institution Bond shall not be valid unless countersigned by our authorized representative.

PRESIDENT	SECRETARY

Copyright Great American Insurance Co., 2009

FI 73 41 04 17	(Page 1 of 1)

R * B0 * 09/11/2025 * FS 2346418 16	Great American Insurance Company
AMENDED 07/01/2025	010996
		FI 70 12 05 12

Bond No. FS 2346418 16
Effective Date of Change 07/01/2025

BOND CHANGES

NAMED INSURED	Virtus Investment Partners, Inc.
AND ADDRESS:	One Financial Plaza
26th Floor
Hartford, CT 06103

THIS RIDER	AGENT’S NAME AND ADDRESS:
CHANGES THE BOND.	Aon Risk Services Northeast, Inc
53 State St
PLEASE READ IT	Ste 2201
CAREFULLY.	Boston, MA 02109

Insurance is afforded by the Company named below, a Capital Stock Corporation: Great American Insurance Company

BOND PERIOD:	From 07/01/2025 To 07/01/2026
12:01 A.M. Standard Time at the address of the Named Insured

The Joint Insured List is amended.

FORMS AND RIDERS hereby added:
FI7012 05-12
FORMS AND RIDERS hereby amended:
SRF9808 08-95
FORMS AND RIDERS hereby deleted:

FI 70 12 05 12	(Page 1 of 1)

R * B0 * 09/11/2025 * FS 2346418 16	Great American Insurance Company
AMENDED 07/01/2025	010996

RIDER NO. 1

To be attached to and form part of Investment Company Bond

No. FS 2346418 16

In favor of Virtus Investment Partners, Inc.

Joint Insured List

It is agreed that:

1.	At the request of the Insured, the Underwriter adds to the list of Insured under the attached bond the following:

Virtus	Alternative Solutions Trust

Virtus Duff & Phelps Select MLP and Energy Fund

Virtus KAR Long/Short Equity Fund (inception 12/6/2018)

Virtus AlphaSimplex Managed Futures Strategy Fund (adopted 4/1/23)

AlphaSimplex Mgd Fut Cayman (adopted 4/1/23) (AUM included in parent fund - Virtus AlphaSimplex Managed Futures Strategy Fund)

Virtus AlphaSimplex Global Alternatives Fund (adopted 4/1/23)

AlphaSimplex Global Alt Cayman (adopted 4/1/23) (AUM included in parent fund - Virtus AlphaSimplex Global Alternatives Fund)

Virtus Asset Trust

Virtus Ceredex Large-Cap Value Equity Fund

Virtus Ceredex Mid-Cap Value Equity Fund

Virtus Ceredex Small-Cap Value Equity Fund

Virtus Seix Core Bond Fund

Virtus Seix Corporate Bond Fund (liquidated 12/20/2024)

Virtus Seix Floating Rate High Income Fund

Virtus Seix High Grade Municipal Bond Fund

Virtus Seix High Income Fund (reorganized with and into Virtus Seix High Yield Fund, a series of Virtus Asset Trust effective 3/15/2024)

Virtus Seix High Yield Fund

Virtus Seix Investment Grade Tax-Exempt Bond Fund

Virtus Seix Total Return Bond Fund

Virtus Seix U.S. Government Securities Ultra-Short Bond Fund

Virtus Seix Ultra-Short Bond Fund (reorganized with and into Virtus Seix U.S. Government Securities Ultra-Short Bond Fund, a series of Virtus Asset Trust effective 3/15/2024)

Virtus SGA International Growth Fund (name change 6/4/2019 fka Virtus WCM International Equity Fund)

Virtus Silvant Large-Cap Growth Stock Fund

Virtus Zevenbergen Innovative Growth Stock Fund

Virtus Equity Trust

Virtus KAR Capital Growth Fund

Virtus KAR Equity Income Fund (fka Virtus Rampart Enhanced Core Equity Fund )

Virtus KAR Global Quality Dividend Fund

SRF 98 08 08 95	(Page 1 of 4)

R * B0 * 09/11/2025 * FS 2346418 16	Great American Insurance Company
AMENDED 07/01/2025	010996

Virtus KAR Mid-Cap Core Fund

Virtus KAR Mid-Cap Growth Fund

Virtus KAR Small-Cap Core Fund

Virtus KAR Small-Cap Growth Fund

Virtus KAR Small-Cap Value Fund

Virtus KAR Small-Mid Cap Core Fund (launched 3/8/2018)

Virtus KAR Small-Mid Cap Growth Fund (launched 12/8/2020)

Virtus KAR Small-Mid Cap Value Fund (launched 8/2/2021)

Virtus SGA Global Growth Fund (adopted 5/3/2019)

Virtus Tactical Allocation Fund

Virtus Event Opportunities Trust (adopted 10/1/2021)

Virtus Westchester Credit Event Fund

Virtus Westchester Event-Driven Fund

Virtus Investment Trust (Trust adopted 2/1/2021)

Virtus Emerging Markets Opportunities Fund (formerly AllianzGI Emerging Markets Opportunities Fund)

Virtus Silvant Focused Growth Fund (formerly Virtus AllianzGI Focused Growth Fund)

Virtus KAR Global Small-Cap Fund (formerly Virtus AllianzGI Global Small-Cap Fund)

Virtus KAR Health Sciences Fund (formerly Virtus AllianzGI Health Sciences Fund)

Virtus Income & Growth Fund (formerly Virtus AllianzGI Income & Growth Fund)

Virtus Silvant Mid-Cap Growth Fund (formerly Virtus AllianzGI Mid-Cap Fund)

Virtus Small-Cap Fund (formerly Virtus AllianzGI Small-Cap Fund)

Virtus Zevenbergen Technology Fund (formerly Virtus Technology Fund)

Virtus NFJ Dividend Value Fund

Virtus NFJ International Value Fund

Virtus NFJ Large-Cap Value Fund

Virtus NFJ Mid-Cap Value Fund

Virtus NFJ Small-Cap Value Fund

Virtus Opportunities Trust

Virtus Duff & Phelps Global Infrastructure Fund

Virtus Duff & Phelps Global Real Estate Securities Fund

Virtus Duff & Phelps Real Asset Fund (fka Virtus Rampart Alternatives Diversifier Fund)

Virtus Duff & Phelps Real Estate Securities Fund

Virtus KAR Developing Markets Fund (launched 6/21/2021)

Virtus KAR Emerging Markets Small Cap Fund

Virtus KAR International Small-Mid Cap Fund

Virtus Newfleet Core Plus Bond Fund

Virtus Newfleet High Yield Fund

Virtus Newfleet Low Duration Core Plus Bond Fund

Virtus Newfleet Multi-Sector Intermediate Bond Fund

Virtus Newfleet Multi-Sector Short Term Bond Fund

Virtus Newfleet Senior Floating Rate Fund

Virtus Seix Tax-Exempt Bond Fund (Fka Virtus Newfleet Tax-Exempt Bond Fund)

SGA Emerging Markets Equity Fund (fka Virtus Vontobel Emerging Markets Opportunities Fund) (name and subadvisor change effective 12/27/2023)

Virtus Vontobel Foreign Opportunities Fund (merged with and into Virtus SGA International Growth Fund, a series of Virtus Asset Trust effective 3/8/2024)

Virtus Vontobel Global Opportunities Fund (merged with and into Virtus SGA Global Growth Fund, a series of Virtus Equity Trust effective 3/8/2024)

Virtus Stone Harbor Emerging Markets Bond Fund (fka Virtus Stone Harbor Emerging Markets Debt Fund)

Virtus Stone Harbor Emerging Markets Debt Income Fund (fka Virtus Stone Harbor Emerging Markets Debt Fund)

Virtus Stone Harbor Local Markets Fund (adopted 1/1/2022 and merged into Virtus clone funds on 4/8/2022)

Virtus Strategy Trust (Adopted 2/1/2021)

Virtus Convertible Fund (fka Virtus AllianzGI Convertible Fund)

SRF 98 08 08 95	(Page 2 of 4)

R * B0 * 09/11/2025 * FS 2346418 16	Great American Insurance Company
AMENDED 07/01/2025	010996

Virtus Global Allocation Fund (formerly Virtus AllianzGI Global Allocation Fund)

Virtus NFJ Global Sustainability Fund (formerly Virtus AllianzGI Global Sustainability Fund) (liquidated 12/20/2024)

Virtus Seix High Yield Income Fund (reorganized with and into Virtus Seix High Yield Fund, a series of Virtus Asset Trust effective 3/15/2024)

Virtus International Small-Cap Fund (formerly Virtus AllianzGI International Small-Cap Fund)

Virtus Newfleet Short Duration High Income Fund (formerly Virtus AllianzGI Short Duration High Income Fund)

Virtus Duff & Phelps Water Fund (formerly Virtus AllianzGI Water Fund)

Virtus NFJ Emerging Markets Value Fund

Virtus Variable Insurance Trust (VVIT)

Virtus Duff & Phelps Real Estate Securities Series

Virtus KAR Capital Growth Series

Virtus KAR Equity Income Series (fka Virtus Rampart Enhanced Core Equity Series )

Virtus KAR Small-Cap Growth Series

Virtus KAR Small-Cap Value Series

Virtus Newfleet Multi-Sector Intermediate Bond Fund

Virtus SGA International Growth Series (name change 6/4/2019 fka Virtus Duff & Phelps International Series )

Virtus Tacticle Allocation Series (name change 4/29/2024 fka Virtus Strategic Allocation Series)

The Merger Fund ® (adopted 10/1/2021)

The Merger Fund ®

The Merger Fund ® VL (adopted 10/1/2021)

The Merger Fund ® VL

Virtus Managed Account Completion Shares (MACS) Trust

Virtus Newfleet ABS MACS (launched 2/3/2025)

Virtus Newfleet CMBS MACS (launched 2/3/2025)

Virtus Newfleet Floating Rate MACS (launched 2/3/2025)

Virtus Newfleet High Yield MACS (launched 2/3/2025)

Virtus Newfleet RMBS MACS (launched 2/3/2025)

Virtus Seix High Yield MACS (launched 2/3/2025)

Virtus Stone Harbor EMD MACS (launched 2/3/2025)

Virtus Stone Harbor EMD Sovereign MACS (No effective launch date set for this fund)

Virtus Interval Funds

Virtus Global Credit Opportunities Fund (No effective launch date set for this fund)

ETFis Series Trust I

InfraCap MLP ETF

InfraCap REIT Preferred ETF

Virtus Newfleet Multi-Sector Bond ETF (fka Newfleet Multi-Sector Unconstrained Bond ETF)

Virtus Reaves Utilities ETF (name change 4/1/2019 fka Reaves Utilities ETF)

Virtus InfraCap U.S. Preferred Stock ETF (launched 5/15/2018)

Virtus LifeSci Biotech Clinical Trials ETF

Virtus LifeSci Biotechnology Products ETF

Virtus WMC International Dividend ETF (launched 10/11/2017 fka Virtus WMC Global Factor Opportunity ETF )

Virtus Private Credit Strategy ETF (launched 2/6/2019)

Virtus Real Asset Income ETF (launched 2/6/2019)

Virtus ETF Trust II

Virtus Newfleet Short Duration High Yield Bond ETF (fka Virtus Newfleet High Yield Bond ETF)

Virtus Newfleet Short Duration Core Plus Bond ETF

Virtus Seix Senior Loan ETF (launched 4/24/2019)

Virtus Terranova U.S. Quality Momentum ETF (launched 11/18/2020)

Virtus Newfleet ABS/MBS ETF (launched 2/10/2021)

SRF 98 08 08 95	(Page 3 of 4)

R * B0 * 09/11/2025 * FS 2346418 16	Great American Insurance Company
AMENDED 07/01/2025	010996

Virtus Duff & Phelps Clean Energy ETF (launched 8/4/2021)

Virtus Stone Harbor Emerging Markets High Yield Bond ETF (VEMY) (launched 12/12/2022)

Virtus AlphaSimplex Managed Futures ETF (launched 5/5/2024)

Virtus Alpha Simplex Managed Futures ETF Cayman (launched 5/5/2024) (AUM included in parent fund - Virtus AlphaSimplex Managed Futures ETF)

Virtus KAR Mid-Cap ETF (launched 10/15/2024)

Virtus Seix AAA Private Credit CLO ETF (launched 12/2/2024)

Virtus Closed End Funds

DNP Select Income Fund, Inc. (DNP)

DTF Tax Free Income 2028 Term Fund, Inc. (DTF) (name change effective 1/3/2022)

Duff & Phelps Utility & Corporate Bond Trust (DUC) (merged into DNP 3/8/2021)

Duff & Phelps Utility and Infrastructure Fund Inc. (DPG)

Virtus Artificial Intelligence & Technology Opportunities Fund (fka Virtus AllianzGI Artificial Intelligence & Technology Opportunities Fund)

Virtus Convertible & Income 2024 Target Term Fund (fka Virtus AllianzGI Convertible & Income 2024 Target Term Fund) (liquidated 8/30/2024)

Virtus Convertible & Income Fund (fka Virtus AllianzGI Convertible & Income Fund)

Virtus Convertible & Income Fund II (fka Virtus AllianzGI Convertible & Income Fund II)

Virtus Diversified Income & Convertible Fund (fka Virtus AllianzGI Diversified Income & Convertible Fund)

Virtus Equity & Convertible Income Fund (fka Virtus AllianzGI Equity & Convertible Income Fund)

Virtus Dividend, Interest & Premium Strategy Fund (fka AllianzGI Dividend, Interest & Premium Strategy Fund)

Virtus Global Multi-Sector Income Fund (VGI)

Virtus Total Return Fund Inc. (ZTR)

Virtus Stone Harbor Emerging Markets Income Fund (name and Investment Advisor change effective 4/8/2022)

2.	This rider shall become effective as of 12:01 a.m. on 07/01/2025 standard time.

SRF 98 08 08 95	(Page 4 of 4)

Berkley Crime

a division of Berkley Financial Specialists

| a Berkley Company

EXPERTS FOCUSED ON YOUR PROTECTION. WE DELIVER.

http://

July 29, 2025

Hilary Korsen

Aon Risk Services, Inc. of New England

53 State St # 22nd Fl

Boston, MA 02109

Re:	Virtus Investment Partners, Inc.
Policy # BFIV-45004306-26

Dear Hilary,

Thank you for insuring your account with Berkley Crime. Attached please find a copy of the policy for the above referenced account. In the event of loss, please contact:

Berkley Financial Specialists

Claims Department

901 Dulaney Valley Road, Suite 708

Towson, Maryland 21204

Phone (toll free): (866) 539-3995, Option 3

Fax (toll free): (866) 915-7879

E-Mail: claims@berkleycrime.com

Please feel free to contact me with any additional questions.

Sincerely,

Gina Giorgi

Senior Underwriter

ggiorgi@berkleycrime.com

433 South Main Street, Suite 200, West Hartford, CT 06110 PH. 844.44.CRIME

PRODUCER Hilary Korsen Aon Risk Services, Inc. of New England 53 State St # 22nd Fl Boston, MA 02109 (617) 314-1755

Underwritten By BERKLEY REGIONAL INSURANCE COMPANY

Administrative Office:	Issuing Office:
475 Steamboat Road	29 South Main Street, Suite 308
Greenwich, CT 06830	West Hartford, CT 06107

INVESTMENT COMPANY EXCESS FOLLOW FORM CERTIFICATE

POLICY NUMBER	BFIV-45004306-26	PRIOR POLICY NUMBER	BFIV-45004306-25
NAMED INSURED	Virtus Investment Partners, Inc.

MAILING ADDRESS	One Financial Plaza Hartford, CT 06103

POLICY PERIOD	7/01/2025 to 7/01/2026 (12:01 A.M. at your Mailing Address shown above)

TERMS AND CONDITIONS:

In consideration of the premium charged and in reliance upon the statements and information furnished to the COMPANY by the Insured and subject to the terms and conditions of the UNDERLYING COVERAGE scheduled below, the COMPANY agrees to pay the Insured, as excess and not contributing insurance, for loss which:

a)	would have been paid by the underlying Carrier(s) in the UNDERLYING COVERAGE scheduled below but for the fact that such loss exceeds the Limit of Liability of the underlying Carrier(s), and

b)	for which the underlying Carrier(s) has made monetary payment and the Insured has collected the full monetary amount of the underlying Carrier’s expressed Limit of Liability.

This policy does not provide coverage in excess of any sub-limited coverage in the underlying policy which is below the underlying Carrier’s expressed Limit of Liability in the UNDERLYING COVERAGE scheduled below.

LEAD CARRIER FOR LAYER:	Berkley Regional Insurance Company
LIMIT OF LIABILITY:	$19,000,000 excess of $25,000,000 plus deductible
AGGREGATE LIMIT:

UNDERLYING COVERAGE:

Carrier:	Great American Insurance Company
Limit of Liability:	$25,000,000
Deductible:	$50,000
Policy Number:	FS 234-64-18-16-00
Policy Period:	07/01/2025 to 07/01/2026

BCR CGI XS 01 15	Page 1 of 2

Forms and Endorsements Forming Part of this Policy When Issued:

Form Number and Edition Date	Description of Form or Endorsement:
BCR WDC 01 01 15	Berkley Crime We Deliver Cover Page
BCR COV 01 08 18	Berkley Crime Cover Letter
BCR CGI XS 01 15	Excess Follow Form Certificate
BAP 90 00 11 13	Forms Index
IL P 001 01 04	U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”) Advisory Notice to Policyholders
IL 83 19 08 15	Office Of Foreign Assets Control (OFAC) Exclusion Endorsement
BCR WDB 01 01 15	Berkley Crime We Deliver Back Page

Cancellation of Prior Insurance Issued by Us:

By acceptance of this Policy you give us notice canceling prior policy Numbers: BFIV-45004306-25 the cancellation to be effective at the time this Policy becomes effective.

IN WITNESS WHEREOF, Berkley Regional Insurance Company designated herein has executed and attested these presents.

Ira S. Lederman	W. Robert Berkley, Jr.
Director, Senior Vice President and Secretary	Director and President

BCR CGI XS 01 15	Page 2 of 2

POLICY NUMBER: BFIV-45004306-26	BAP 90 00 11 13
NAMED INSURED: Virtus Investment Partners, Inc.	ENDORSEMENT #: 1
EFFECTIVE DATE: 07/01/2025	EXPIRATION DATE: 07/01/2026
DATE OF ISSUANCE: 07/29/2025

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

FORMS INDEX

Forms and Endorsements Forming Part of this Policy When Issued:

Form Number and Edition Date	Description of Form or Endorsement:
BCR WDC 01 01 15	Berkley Crime We Deliver Cover Page
BCR COV 01 08 18	Berkley Crime Cover Letter
BCR CGI XS 01 15	Excess Follow Form Certificate
BAP 90 00 11 13	Forms Index
IL P 001 01 04	U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”) Advisory Notice to Policyholders
IL 83 19 08 15	Office Of Foreign Assets Control (OFAC) Exclusion Endorsement
BCR WDB 01 01 15	Berkley Crime We Deliver Back Page

All other terms, conditions, limitations and exclusions remain unchanged.

BAP 90 00 11 13	Page 1 of 1

IL P 001 01 04

U.S. TREASURY DEPARTMENT’S OFFICE OF FOREIGN

ASSETS CONTROL (“OFAC”)

ADVISORY NOTICE TO POLICYHOLDERS

No coverage is provided by this Policyholder Notice nor can it be construed to replace any provisions of your policy. You should read your policy and review your Declarations page for complete information on the coverages you are provided.

This Notice provides information concerning possible impact on your insurance coverage due to directives issued by OFAC. Please read this Notice carefully.

The Office of Foreign Assets Control (OFAC) administers and enforces sanctions policy, based on Presidential declarations of “national emergency”. OFAC has identified and listed numerous:

•	Foreign agents;

•	Front organizations;

•	Terrorists;

•	Terrorist organizations; and

•	Narcotics traffickers;

as “Specially Designated Nationals and Blocked Persons”. This list can be located on the United States Treasury’s web site – http//www.treas.gov/ofac.

In accordance with OFAC regulations, if it is determined that you or any other insured, or any person or entity claiming the benefits of this insurance has violated U.S. sanctions law or is a Specially Designated National and Blocked Person, as identified by OFAC, this insurance will be considered a blocked or frozen contract and all provisions of this insurance are immediately subject to OFAC. When an insurance policy is considered to be such a blocked or frozen contract, no payments nor premium refunds may be made without authorization from OFAC. Other limitations on the premiums and payments also apply.

IL P 001 01 04	© ISO Properties, Inc., 2004	Page 1 of 1

INTERLINE

IL 83 19 08 15

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ CAREFULLY

OFFICE OF FOREIGN ASSET CONTROL (OFAC)

EXCLUSION ENDORSEMENT

No insurer shall be deemed to provide cover and no insurer shall be liable to pay any claim or provide any benefit hereunder to the extent that the provision of such cover, payment of such claim or provision of such benefit would expose that insurer to any sanction, prohibition or restriction under United Nations resolutions or the trade or economic sanctions laws or regulations of the European Union, United Kingdom or the United States.

IL 83 19 08 15	Page 1 of 1

Berkley Crime

433 South Main Street, Suite 200 | West Hartford, CT 06110 | 844.44.CRIME

Berkleycrime.com